Exhibit 99.1

HUDBAY MINERALS INC.

Management’s Discussion and Analysis of

Results of Operations and Financial Condition

For the year ended

December 31, 2014

February 19, 2015

NOTES TO READER

This Management’s Discussion and Analysis (“MD&A”) dated February 19, 2015 is intended to supplement HudBay Minerals Inc.’s audited consolidated financial statements and related notes for the year ended December 31, 2014 (the “consolidated financial statements”). The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Additional information regarding HudBay Minerals Inc., including the risks related to our business and those that are reasonably likely to affect our financial statements in the future, is contained in our continuous disclosure materials, including our most recent Annual Information Form (“AIF”), audited consolidated financial statements and Management Information Circular available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

All amounts are in Canadian dollars unless otherwise noted.

References to “Hudbay”, the “Company”, “we”, “us”, “our” or similar terms refer to HudBay Minerals Inc. and its direct and indirect subsidiaries as at December 31, 2014. “Hudbay Peru” refers to HudBay Peru S.A.C., our wholly-owned subsidiary which owns a 100% interest in the Constancia project, and “Augusta” and “Hudbay Arizona” refer to Hudbay Arizona Corporation (formerly named Augusta Resource Corporation), our wholly-owned subsidiary which indirectly owns a 92.05% interest in the Rosemont project.

Forward-Looking Information

This MD&A contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. All information contained in this MD&A, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” “occur” or “be achieved” or “will be taken” (and variations of these or similar expressions). All of the forward-looking information in this MD&A is qualified by this cautionary note.

Forward looking information includes, but is not limited to, the production, cost and capital and exploration expenditure guidance, the permitting, development and financing of the Rosemont project, production at our Constancia, 777, Lalor and Reed mines, processing at our Constancia concentrator, Flin Flon concentrator, Snow Lake concentrator and Flin Flon zinc plant, anticipated timing of our projects and events that may affect our projects, including the anticipated issue of required licenses and permits, the anticipated effect of external factors on revenue, such as commodity prices, anticipated exploration and development expenditures and activities and the possible success of such activities, estimation of mineral reserves and resources, mine life projections, timing and amount of estimated future production, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that we identified and were applied by us in drawing conclusions or making forecasts or projections set out in the forward looking information include, but are not limited to:

•                  the successful ramp up of production at Constancia;

•                  the success of mining, processing, exploration and development activities;

•                  the accuracy of geological, mining and metallurgical estimates;

•                  the costs of production;

•                  the supply and demand for metals we produce;

•                  no significant and continuing adverse changes in financial markets, including commodity prices and foreign exchange rates;

•                  the supply and availability of reagents for our concentrators;

•                  the supply and availability of concentrate for our processing facilities;

•                  the supply and availability of third party processing facilities for our concentrate;

•                  the supply and availability of all forms of energy and fuels at reasonable prices;

•                  the availability of transportation services at reasonable prices;

•                  no significant unanticipated operational or technical difficulties;

•                  the execution of our business and growth strategies, including the success of our strategic investments and initiatives;

•                  the availability of additional financing, if needed, under our standby credit facility for Constancia and our corporate credit facility;

•                  our ability to complete the closing of our revised $250 million corporate credit facility;

•                  the availability of financing for our exploration and development projects and activities;

•                  the ability to complete project targets on time and on budget and other events that may affect our ability to develop our projects;

•                  the timing and receipt of various regulatory and governmental approvals;

•                  the availability of personnel for our exploration, development and operational projects and ongoing employee relations;

•                  our ability to secure required land rights to complete our Constancia project;

•                  maintaining good relations with the communities in which we operate, including the communities surrounding our Constancia and Rosemont projects and First Nations communities surrounding our Lalor and Reed mines;

•                  no significant unanticipated challenges with stakeholders at our various projects;

•                  no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;

•                  no contests over title to our properties, including as a result of rights or claimed rights of aboriginal peoples;

•                  the timing and possible outcome of pending litigation and no significant unanticipated litigation;

•                  certain tax matters, including, but not limited to current tax laws and regulations and the refund of certain value added taxes from the Canadian and Peruvian governments; and

•                  no significant and continuing adverse changes in general economic conditions or conditions in the financial markets.

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of our projects (including risks associated with the commissioning and ramp up of the Constancia project), depletion of our reserves, dependence on key personnel and employee and union relations, risks related to political or social unrest or change and those in respect of aboriginal and community relations, rights and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, volatile financial markets that may affect our ability to obtain financing on acceptable terms, the development of the Rosemont project not occurring as planned, any material inaccuracy in Augusta’s historical public disclosure and representations in the support agreement upon which our offer to acquire Augusta was predicated, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, including the historical estimates of mineral reserves and resources at the Rosemont project, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, our ability to comply with our pension and other post-retirement obligations, our ability to abide by the covenants in our debt instruments or other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading “Risk Factors” in our MD&A for the three and six months ended June 30, 2014 and the company’s most recent Annual Information Form.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. We do not assume any obligation to update or revise any forward-looking information after the date of this MD&A or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to U.S. issuers.

Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of the Securities and Exchange Commission (the “SEC”) set forth in Industry Guide 7. Under the SEC’s Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of “Reserve”. In accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves.

Presentation of Non-IFRS Financial Performance Measures

We use realized prices as a non-IFRS financial performance measure in our MD&A. For a detailed description, please see the discussion under “Financial Review” beginning on page 19 of our MD&A. In addition, we use operating cash flow per share and cash cost per pound of copper sold as non-IFRS financial performance measures in our MD&A. For a detailed description of each of the non-IFRS financial performance measures used in this MD&A, please see the discussion under “Non-IFRS Financial Performance Measures” beginning on page 43 of our MD&A.

Qualified Person

The technical and scientific information in this MD&A related to the Constancia project has been approved by Cashel Meagher, P. Geo, our Vice President, South America Business Unit. The technical and scientific information related to all other sites and projects contained in this MD&A has been approved by Robert Carter, P. Eng, our Director, Technical Services. Messrs. Meagher and Carter are qualified persons pursuant to NI 43-101. For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the Technical Reports for our material properties as filed by us on SEDAR at www.sedar.com.

OUR BUSINESS

We are an integrated mining company producing copper concentrate (containing copper, gold and silver) and zinc metal. With assets in North and South America, we are focused on the discovery, production and marketing of base and precious metals. Through our subsidiaries, we own copper/zinc/gold mines, ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan and copper projects in Cusco (Peru) and Arizona (United States). We also have equity investments in a number of junior exploration companies. Our growth strategy is focused on the exploration and development of properties we already control, as well as other mineral assets we may acquire that fit our strategic criteria. Our vision is to create sustainable value through increased commodity exposure on a per share basis for our shareholders. We are governed by the Canada Business Corporations Act and our shares are listed under the symbol “HBM” on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima. We also have warrants listed under the symbol “HBM.WT” on the Toronto Stock Exchange and “HBM/WS” on the New York Stock Exchange.

STRATEGY

Our vision is to create sustainable value through increased commodity exposure on a per share basis, in high quality, long life deposits with exploration potential in mining friendly jurisdictions.

We believe that the greatest opportunities for shareholder value creation in the mining industry are in the discovery of new mineral deposits and the development of new facilities to profitably extract ore from those deposits. We also believe that our long history of mining in northern Manitoba and our highly experienced workforce provide us with a competitive advantage in these respects relative to other mining companies of similar scale.

We intend to grow Hudbay through exploration and development of properties we already control, such as our Rosemont project in Arizona and our Constancia project in Peru, as well as through the acquisition of exploration and development properties. We also intend to optimize the value of our producing assets through efficient and safe operations.

In an attempt to ensure that any acquisitions we undertake create sustainable value for stakeholders, we have established a number of criteria for evaluating mineral property acquisition opportunities, which include the following:

•             Potential acquisitions should be located in jurisdictions that are supportive of mining activity and have acceptable levels of political risk. Given our current scale and geographic footprint, our current geographic focus is on investment grade countries in the Americas;

•             We believe we have particular expertise in the exploration and development of volcanogenic massive sulphide and porphyry mineral deposits. While these types of deposits typically contain copper, zinc and precious metals in varying quantities, we are not targeting any one type of metal; rather, we focus on properties where we see the greatest opportunities for risk-adjusted returns based on our expectations for future metals prices;

•             We typically look for mineral assets that we believe offer significant potential for exploration, development and optimization. We believe that the market for mineral assets is sophisticated and fully values delineated resources and reserves, especially at properties that are already in production, which makes it difficult to acquire properties for substantially less than their fair value. However, markets may undervalue the potential of prospective properties, and more rarely producing properties, providing us with an opportunity to create value through exploration, development and optimization of acquired properties;

•             We believe that large, transformational mergers or acquisitions are risky and potentially value destructive in the mining industry, so we typically focus on earlier stage projects unless exceptional opportunities present themselves;

•             Before we make an acquisition, we develop a clear understanding of how we can add value to the acquired property through the application of our technical, operational and project execution expertise, the provision of necessary financial capacity and other optimization opportunities; and

•             Acquisitions should be accretive to Hudbay on a per share basis. Given that our strategic focus includes the acquisition of non producing assets at various stages of development, when evaluating accretion we will consider measures such as net asset value per share and the contained value of reserves and resources per share.

Our key objectives for 2015 are to:

•             Complete commissioning of all facilities at the Constancia project and ramp up toward commercial production in the second quarter of 2015, and progress technical and permitting work on the Pampacancha deposit;

•             Optimize production and cost performance at our Manitoba operations;

•             Advance permitting and technical work at the Rosemont project;

•             Continue our exploration program including drilling from an underground exploration drift at the Lalor mine and continue to partner with junior mining companies to access promising exploration opportunities; and

•             Continue to evaluate acquisition opportunities that meet our criteria described above, and pursue those opportunities that we determine to be in the best interest of the company and our stakeholders.

SUMMARY OF RESULTS

Summary of Fourth Quarter Results

In the fourth quarter of 2014 operating cash flow before change in non-cash working capital decreased to negative $3.5 million from $0.8 million in the fourth quarter of 2013. Operating cash flow in the fourth quarter of 2014 was impacted by lower year-over-year revenues from lower copper sales volumes, with approximately 40% of copper produced during the quarter in-transit and unsold, and an 18% decrease in realized copper prices.  Cash flow from operations was also negatively affected by the previously disclosed unscheduled two-week shutdown of the 777 shaft, which caused the Manitoba business to miss its 2014 production guidance targets for zinc and precious metals and achieve the lower end of its guidance range for copper production.

Profit and earnings per share in the fourth quarter of 2014 were $49.6 million and $0.21, respectively, compared to a loss and loss per share of $61.5 million and $0.32 in the fourth quarter of 2013, respectively. The higher profit is mostly the result of a non-cash tax recovery arising from the recognition of previously unrecognized temporary differences in both Peru and Manitoba. Profit and earnings per share for the fourth quarter of 2014 were affected by, among other things, the following items:

	Pre-tax	After-tax
	gain (loss)	gain (loss)	Per Share
	($ millions)	($ millions)	($/share)

Augusta related costs	(4.2)	(3.1)	(0.01)

Loss on mark-to-market of embedded derivative related to long-term debt and warrants	(2.0)	(2.0)	(0.01)

Loss as a result of provisional pricing adjustments	(3.4)	(2.2)	(0.01)

Foreign currency losses	(8.3)	(8.5)	(0.04)

Deferred tax adjustments - Manitoba	—	35.2	0.15

Deferred tax adjustments - Peru	—	38.0	0.16

Summary of Full Year Results

Full year 2014 operating cash flow before stream deposit and change in non-cash working capital increased to $15.4 million from $9.8 million in the full year of 2013. The increase was the result of higher realized zinc, gold and silver prices coupled with higher copper sales volumes in 2014 compared to 2013. Higher copper sales volumes were mostly the result of the Reed and Lalor mines reaching commercial production during 2014.

Profit and earnings per share during the full year of 2014 were $71.9 million and $0.34, respectively, compared to a loss and loss per share of $109.3 million and $0.59 in the full year of 2013, respectively. As previously indicated, the higher profit is mostly the result of a non-cash tax recovery arising from the recognition of previously unrecognized temporary differences in both Peru and Manitoba and the impact of higher zinc prices and higher copper sales volume.

KEY FINANCIAL AND PRODUCTION RESULTS

Financial Condition ($000s)	Dec. 31, 2014	Dec. 31, 2013

Cash and cash equivalents	207,273	631,427
Working capital	101,124	583,124
Total assets	5,627,508	3,843,986
Equity[1]	2,446,720	1,635,611

Financial Performance		Three months ended		Year ended
(in $ thousands except per share and		Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
cash cost amounts)		2014	2013	2014	2013

Revenue		128,416	136,082	559,956	516,801
(Loss) profit before tax		(28,750)	(33,693)	11,541	(56,004)
Basic and diluted earnings (loss) per share[1]		0.21	(0.32)	0.34	(0.59)
Profit (loss) for the year		49,583	(61,481)	71,866	(109,276)

Operating cash flows before stream deposit and change in non-cash working capital		(3,496)	762	15,374	9,849
Operating cash flow per share [2]		(0.01)	—	0.07	0.06

Cash cost per pound of copper sold, net of by-product credits [2]		1.60	2.16	1.98	1.91

Production
Contained metal in concentrate[3]
Copper	(tonnes)	10,113	7,334	37,644	29,930
Zinc	(tonnes)	19,113	19,910	82,542	86,527
Gold	(troy oz.)	19,468	18,098	73,377	79,183
Silver	(troy oz.)	169,750	169,216	745,910	772,524

Metal Sold
Payable metal in concentrate
Copper	(tonnes)	6,182	7,591	31,734	28,703
Gold	(troy oz.)	13,293	19,940	63,950	79,016
Silver	(troy oz.)	131,117	203,272	634,402	729,106
Refined zinc	(tonnes)	28,691	25,743	102,981	103,894

1 Attributable to owners of the Company.

2 Operating cash flow per share and cash cost per pound of copper sold, net of by-product credits are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see page 43 of this MD&A.

3 Metal reported in concentrate is prior to refining losses or deductions associated with smelter contract terms.

RECENT DEVELOPMENTS

Revolving Credit Facility

We have received commitments from a syndicate of Canadian banks, including our current lenders, to increase the size of our corporate revolving credit facility from US$100 million to US$250 million. The credit facility is intended to provide us with additional liquidity as the Constancia project ramps up to commercial production.

The upsized credit facility will be on substantially similar terms to our existing revolving credit facility and will be repayable in 2018. We expect to complete definitive documentation for the credit facility amendments by the end of the first quarter of 2015.

Callinan Settlement

In November 2014, we entered into a definitive settlement agreement with Callinan Royalties Corporation (“Callinan”) to resolve historical litigation related to the Net Profits Interest and Royalty Agreement in respect of the 777 mine (the “NPI Agreement”). As part of the settlement, the NPI Agreement was terminated and Callinan’s 62/3% net profits interest over the 777 mine was converted to a 4% net smelter returns (“NSR”) royalty; Callinan’s 27.56 cents per tonne production royalty at the 777 mine was maintained and it also received a 3% NSR on certain surrounding mineral claims. In addition, we entered into an option agreement with Callinan to allow us to earn up to a 100% interest in Callinan’s War Baby claim (which lies adjacent to the 777 deposit) by incurring certain exploration expenditures and making certain payments over a period of four years.

Dividend Declaration

We declared a semi-annual dividend of $0.01 per share on February 19, 2015. The dividend will be paid on March 31, 2015 to shareholders of record as of March 13, 2015.

DEVELOPMENT UPDATE

Constancia

At our 100% owned Constancia project in Peru, physical construction was essentially completed and copper concentrate production began as expected during the fourth quarter of 2014.  Commercial production remains on track for the second quarter of 2015 and the mine is expected to achieve full capacity in the second half of the year.  Safety remains a primary focus at the operation with the project achieving approximately 21 million hours worked and only one lost time injury in 2014.

Commissioning is ongoing and copper concentrate produced to date has met specifications.  Trucking to the port commenced in early January and the first sale of concentrate is expected later in the first quarter of 2015.

Initial mining of softer supergene ore from the main Constancia pit is expected to result in the concentrator processing ore at average grades 30% above reserve grade in the first five years of the projected 22 year mine life.  There are currently approximately 800,000 tonnes of ore on the run-of-mine pad and an additional 1.8 million tonnes of broken ore in the Constancia pit, representing approximately one month of expected throughput in the plant at design capacity.  Mining and civil earthworks productivity has been at or above expectations.

Rosemont

Rosemont is a copper project located in Pima County, Arizona, approximately 50 kilometres southeast of Tucson. Our ownership in the Rosemont project is subject to an earn-in agreement with United Copper & Moly LLC (‘‘UCM’’), pursuant to which UCM has earned a 7.95% interest in the project and may earn up to a 20% interest.

The 43 hole confirmatory drill program was completed on time in December with a total of approximately 93,000 feet drilled. A metallurgical test program has commenced with initial results expected in the second quarter of 2015 and final results expected in the third quarter of 2015. Permitting efforts remain ongoing. On February 3, 2015, the Arizona Department of Environmental Quality issued the Clean Water Act Section 401 Water Quality Certification. The remaining required key permits are the final Record of Decision from the U.S. Forest Service and the Clean Water Act Section 404 Permit from the U.S. Army Corps of Engineers.

OPERATIONS REVIEW

Mines

		Three months ended		Year ended
		Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
		2014	2013	2014	2013

777
Ore	tonnes	297,435	391,946	1,452,933	1,625,532
Copper	%	1.95	1.71	1.91	1.85
Zinc	%	1.61	3.57	3.05	3.81
Gold	g/tonne	1.71	1.77	1.72	2.02
Silver	g/tonne	16.17	20.25	21.48	23.01

Lalor
Ore	tonnes	172,058	101,327	551,883	400,590
Copper	%	1.19	1.02	0.88	0.84
Zinc	%	8.52	8.64	8.52	9.44
Gold	g/tonne	3.05	1.54	2.29	1.21
Silver	g/tonne	31.69	23.71	23.83	19.39

Reed [1]
Ore	tonnes	119,344	29,997	415,736	38,232
Copper	%	3.30	1.96	2.50	1.90
Zinc	%	0.50	2.72	1.58	2.73
Gold	g/tonne	0.48	0.92	0.74	0.92
Silver	g/tonne	5.39	11.17	9.04	11.33

Total Mines
Ore	tonnes	588,837	523,270	2,420,552	2,064,354
Copper	%	2.00	1.59	1.78	1.66
Zinc	%	3.40	4.50	4.04	4.89
Gold	g/tonne	1.85	1.68	1.68	1.84
Silver	g/tonne	18.52	20.40	19.88	22.09

1 Includes 100% of Reed mine production.

		Three months ended		Year ended
		Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
Unit Operating Costs		2014	2013	2014	2013

Mines
777	$/tonne	61.15	43.00	47.34	43.06
Lalor	$/tonne	75.35	109.87	87.30	110.35
Reed	$/tonne	74.76	—	62.81	—
Total Mines	$/tonne	67.62	56.73	57.66	54.28

777 Mine

Ore production at our 777 mine for the fourth quarter of 2014 decreased 24% compared to the same period in 2013 as a result of an unscheduled two-week shutdown of the 777 shaft in October, as well as fourth quarter 2013 ore production being above expected rates. Copper grade was higher in the fourth quarter of 2014 compared to fourth quarter of 2013 by 14%, as the majority of our mining was in the north lenses which is a higher copper grade. Zinc, gold and silver grades in the fourth quarter of 2014 were lower compared with the grades in the fourth quarter of 2013 by 55%, 3% and 20%, respectively, due to stope sequencing as well as a zinc concentrate inventory adjustment. Operating costs per tonne of ore in the fourth quarter of 2014 were 42% higher, compared to the same period in 2013, primarily due to higher cement costs, additional costs to rehabilitate stopes, and lower production volumes.

Ore production in 2014 was 11% lower than in 2013 due in part to the unscheduled two-week shutdown of the 777 shaft in October. Zinc, gold and silver grades year-to-date were lower by 20%, 15% and 7%, respectively, compared to 2013 as a result of the areas being mined. Annual operating costs in 2014 were 10% higher, compared to 2013 as a result of lower production volumes.

Lalor Mine

Ore production at our Lalor mine for the fourth quarter of 2014 increased 70% compared to the same period in 2013 due to increased access to additional mining areas and the commissioning of the production shaft during the third quarter of 2014. Copper, gold and silver grades in the fourth quarter of 2014 were higher compared to grades in the fourth quarter of 2013 by 17%, 98% and 34%, respectively, due to the sequencing of the mine plan and transitioning from development mining to longhole mining. Operating costs per tonne of ore in the fourth quarter of 2014 were 31% lower, compared to the same period in 2013, as a result of higher production volumes.

Ore production in 2014 was 38% higher than in 2013 due to increased access to additional mining areas and the commissioning of the production shaft.  Copper, gold and silver grades year-to-date were higher by 5%, 89% and 23%, respectively, and zinc grades were lower by 10% compared to 2013, due to the sequencing of the mine plan and transitioning from development mining to longhole mining. Year-to-date operating costs in 2014 were 21% lower, compared to the same period in 2013, primarily due to increased production volumes.

Reed Mine

The Reed Mine commenced production in September 2013 and reached commercial production on April 1, 2014.  Ore production in the fourth quarter and the 2014 year reflect Reed achieving full production capacity when compared to 2013.  Grade variances for all metals in the quarter and the 2014 year compared to 2013 are as a result of the mine operating plan at Reed.  Mine production began in 2013 from 30 lens with higher zinc and lower copper grades and was exhausted in the first half of 2014.  Production in the second half of 2014 was from 20 lens which had significantly higher copper grades and lower zinc grades as compared to 30 lens.  Unit costs at Reed in 2014 were in line with our expectations.

Processing Facilities

		Three months ended		Year ended		Guidance
		Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Annual
		2014	2013	2014	2013	2014

Flin Flon Concentrator
Ore	tonnes	426,370	436,623	1,863,413	1,658,035	—
Copper	%	2.26	1.72	2.03	1.86	—
Zinc	%	1.26	3.54	2.71	3.79	—
Gold	g/tonne	1.31	1.73	1.49	1.99	—
Silver	g/tonne	12.64	19.98	18.64	22.77	—

Copper concentrate	tonnes	37,222	28,530	144,721	118,125	—
Concentrate grade	% Cu	23.57	23.59	23.71	23.66	—

Zinc concentrate	tonnes	7,388	24,006	79,296	100,082	—
Concentrate grade	% Zn	49.49	50.93	51.29	51.79	—

Copper recovery	%	91.2	89.7	90.7	90.9	—
Zinc recovery	%	68.0	79.2	80.4	82.6	—
Gold recovery	%	60.2	60.5	58.8	63.1	—
Silver recovery	%	48.0	48.3	48.3	53.8	—

Contained metal in concentrate produced
Copper	tonnes	8,774	6,731	34,314	27,950	33,000-41,000
Zinc	tonnes	3,656	12,226	40,669	51,827	50,000-60,000
Precious metals	ounces	12,166	16,659	61,486	77,182	73,000-88,000

Snow Lake Concentrator
Ore	tonnes	190,085	108,738	526,015	422,287	—
Copper	%	1.15	0.68	0.89	0.60	—
Zinc	%	8.48	7.57	8.49	8.66	—
Gold	g/tonne	2.91	1.57	2.31	1.51	—
Silver	g/tonne	29.70	16.75	24.00	15.86	—

Copper concentrate	tonnes	7,147	2,841	16,518	9,784	—
Concentrate grade	% Cu	18.72	21.18	20.15	20.22	—

Zinc concentrate	tonnes	31,151	14,864	81,947	67,347	—
Concentrate grade	% Zn	49.62	51.69	51.10	51.53	—

Copper recovery	%	61.4	81.6	71.4	77.7	—
Zinc recovery	%	95.9	93.3	93.7	94.9	—
Gold recovery	%	48.6	61.8	53.3	59.6	—
Silver recovery	%	47.7	57.5	50.8	56.5	—

Contained metal in concentrate produced
Copper	tonnes	1,339	603	3,330	1,980	3,000-4,000
Zinc	tonnes	15,457	7,684	41,873	34,700	37,000-45,000
Precious metals	ounces	10,049	3,889	24,217	14,074	26,000-32,000

		Three months ended		Year ended		Guidance
		Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Annual
Unit Operating Costs		2014	2013	2014	2013	2014	2015

Concentrators
Flin Flon	$/tonne	15.97	13.75	14.04	14.78
Snow Lake	$/tonne	30.78	34.78	33.33	34.82

Combined mine/mill unit operating costs
Flin Flon (777/Reed)	$/tonne	78.50	55.16	63.70	58.00	54 - 66	—
Snow Lake (Lalor)	$/tonne	123.30	137.16	125.80	137.68	102 - 124	—
Manitoba	$/tonne	—	—	—	—		73 - 88

		Three months ended		Year ended		Guidance
Manitoba contained metal		Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Annual
in concentrate produced [1,2]		2014	2013	2014	2013	2014	2015

Copper	tonnes	10,113	7,334	37,644	29,930	36,000 - 45,000	40,000 - 50,000
Zinc	tonnes	19,113	19,910	82,542	86,527	87,000 - 105,000	95,000 - 120,000
Gold	troy oz.	19,468	18,098	73,377	79,183	—	—
Silver	troy oz.	169,750	169,216	745,910	772,524	—	—

Precious metals[3]	troy oz.	22,215	20,548	85,703	91,256	99,000 - 120,000	85,000 - 105,000

 1 Includes 100% of Reed mine production

 2 Metal reported in concentrate is prior to refining losses or deductions associated with smelter terms. Production volumes include pre-commercial production amounts from Lalor and Reed where applicable.

 3 Precious metals include gold and silver production.  For precious metals guidance, silver is converted to gold at a ratio of 60:1 for 2015 guidance and 50:1 for 2014 guidance.

Flin Flon Concentrator

For the fourth quarter of 2014, ore processed was 2% lower compared to the same period in 2013 as a result of the unscheduled two-week shutdown of the 777 shaft in October offset by higher mine production from Reed. In the fourth quarter of 2014, copper concentrate produced was 30% higher compared to the fourth quarter of 2013 as a result of Reed production and higher copper grades at our 777 mine. In the fourth quarter of 2014, zinc concentrate produced was 69% lower compared to the fourth quarter of 2013 as a result of lower zinc grades at 777 and a zinc concentrate inventory adjustment. Recoveries of copper, gold and silver in the fourth quarter of 2014 remained fairly consistent compared to the same period in 2013.  Recoveries of zinc in the fourth quarter of 2014 were 14% lower compared to the same period in 2013 as a result of lower mine head grades experienced during the quarter. Operating cost per tonne of ore processed in the fourth quarter of 2014 was 16% higher compared to the same period in 2013 due to maintenance activities undertaken as a result of the unscheduled shaft shutdown at 777.

Ore processed in 2014 was 12% higher than 2013 due to commercial production and ramp up success at Reed, offset in part by reduced 777 production. Copper concentrate production was 23% higher than in 2013 as a result of Reed production. Zinc concentrate was 21% lower than 2013 as a result of reduced zinc head grades from both 777 and Reed. Recoveries of copper and zinc in 2014 remained fairly consistent compared to 2013. Recoveries of gold and silver in 2014 were 7% and 10% lower, respectively, than 2013 as a result of the lower precious metal grades from 777. Operating costs per tonne of ore processed for the full 2014 year were 5% lower than in 2013 due to increased production.

Copper production in 2014 at the Flin Flon concentrator was within guidance, while zinc and precious metal production was lower than expected primarily as a result of lower grades at the 777 mine due to the sequencing of stopes, along with the impact of an unscheduled two-week shutdown of the 777 shaft in October 2014.  Combined unit costs for Flin Flon operations were within guidance range.

Snow Lake Concentrator

During the fourth quarter of 2014, ore processed was 75% higher than in the fourth quarter of 2013 as a result of increased availability of ore from Lalor production. In the fourth quarter of 2014, copper and zinc concentrate production were higher compared to the same period in 2013 by 152% and 110%, respectively due to higher copper head grades from Lalor and increased throughput.  Recoveries of copper, gold and silver in the fourth quarter of 2014 were 25%, 21% and 17% lower, respectively, compared to the same period in 2013 as a result of the metallurgy of the Lalor ore body and as optimization work continued on the expanded concentrator. Unit operating costs per tonne of ore processed for the fourth quarter of 2014 were 12% lower than the fourth quarter of 2013 as a result of increased production.

Ore processed in 2014 was 25% higher than in 2013, as a result of increased availability of ore from Lalor as the production shaft was brought into operation in the third quarter of 2014. Copper and zinc concentrate produced were 69% and 22% higher, respectively, compared to 2013, as a result of increased production from Lalor and improved copper grades as compared to 2013. Recoveries of copper, gold and silver in 2014 were 8%, 11% and 10% lower, respectively, than in 2013, as a result commissioning activities at the expanded concentrator. Unit operating costs per tonne of ore processed in 2014 were 4% lower than in 2013 as a result of higher production in 2014 which was partially offset by increased costs of supplies of the expanded concentrator.

Copper production and zinc production in 2014 at the Snow Lake concentrator was within guidance, while precious metal production was lower than expected primarily as a result of lower than expected recoveries as optimization work continues on the expanded concentrator. The Snow Lake operations unit costs were slightly higher than 2014 guidance mainly due to lower than expected ore production.

Zinc Plant

		Three months ended		Year ended		Guidance
		Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Annual
Zinc Production		2014	2013	2014	2013	2014	2015

Zinc Concentrate Treated
Domestic	tonnes	54,490	41,245	160,570	179,553
Purchased	tonnes	3,884	6,558	51,273	13,110
Total	tonnes	58,374	47,803	211,843	192,663	195,000-225,000	190,000-235,000

Refined Metal Produced
Domestic	tonnes	26,116	20,548	79,133	89,838
Purchased	tonnes	2,055	3,443	25,980	6,467
Total	tonnes	28,171	23,991	105,113	96,305	100,000-110,000	95,000-120,000

		Three months ended		Year ended		Guidance
		Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Annual
Unit Operating Costs		2014	2013	2014	2013	2014	2015
Zinc Plant	$/lb	0.35	0.39	0.35	0.35	0.30 - 0.37	0.31 - 0.38

Production of cast zinc in the fourth quarter of 2014 was higher by 17% compared to the same period in 2013 due to improved concentrate availability. Operating costs per pound of zinc metal produced were 11% lower during the fourth quarter of 2014 compared to the fourth quarter of 2013 as a result of increased production. Production of cast zinc in 2014 was 9% higher than in 2013 as a result of concentrate availability, both domestic and purchased. Operating cost per pound of zinc metal produced in 2014 was relatively consistent period over period as a result of high energy costs for heating experienced in the first quarter of 2014 offset by higher levels of production.

Zinc plant production and unit costs were within guidance ranges.

Metal Sold

		Three months ended		Year ended
		Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
		2014	2013	2014	2013

Payable metal in concentrate
Copper	tonnes	6,182	7,591	31,734	28,703
Gold	troy oz.	13,293	19,940	63,950	79,016
Silver	troy oz.	131,117	203,272	634,402	729,106

Refined zinc	tonnes	28,691	25,743	102,981	103,894

OUTLOOK

The outlook and financial targets only relate to fiscal 2015. This outlook includes forward-looking information about our operations and financial expectations based on our expectations and outlook as of February 19, 2015. This outlook, including expected results and targets, is subject to various risks, uncertainties and assumptions, which may impact future performance and our achievement of the results and targets discussed in this outlook. For additional information on forward-looking information, refer to “Forward-Looking Information” on page 1 of this MD&A.

We may update our outlook depending on changes in metals prices and other factors.

In addition to this section, refer below to the “Operations Review” and “Financial Review” sections for additional details on our outlook for 2015. For information on our sensitivity to metals prices and foreign exchange rates, refer below to the “Commodity Markets” and “Sensitivity Analysis” sections of this MD&A.

Material Assumptions

Our 2015 operational and financial performance will be influenced by a number of factors. At the macro-level, the general performance of the North American and global economies will influence the demand for our products. The realized prices we achieve in the commodity markets significantly affect our performance. Our general expectations regarding metals prices and foreign exchange rates are included below in the “Commodity Markets” and “Sensitivity Analysis” sections of this MD&A.

In addition, our financial and production performance expectations are dependent on the ramp up of production at the Constancia project over the course of 2015.

2015 Mine and Mill Production (Contained Metal in Concentrate)

		Year ended December 31, 2014[4]	2015 Guidance[1,2]

Copper	tonnes	37,644	140,000	-	175,000
Zinc	tonnes	82,542	95,000	-	120,000
Precious Metals [3]	troy oz.	85,703	135,000	-	170,000

 1 Includes 100% of Reed mine production.

 2 Metal reported in concentrate is prior to refining losses or deductions associated with smelter terms. Production volumes include pre-commercial production amounts from Lalor and Reed, and anticipated pre-commercial amounts from Constancia.

 3 Precious metals production includes gold and silver production. Silver converted to gold at a ratio of 60:1 for 2015 guidance.

 4 Production volumes do not include nominal amounts produced by Constancia in 2014.

We expect contained copper metal in concentrate production in 2015 to increase from 2014 levels as we reach commercial production at the Constancia project. The 2015 guidance includes 100,000 to 125,000 tonnes of copper and 50,000 to 65,000 ounces of precious metals from our Constancia project. Contained zinc metal in concentrate in 2015 is expected to increase over 2014 levels due to the first full year of production at Lalor from the production shaft. We expect precious metals production to increase from 2014 due to production from Constancia.

Commodity Markets

In addition to our production, financial performance is directly affected by a number of factors including metals prices, foreign exchange rates, and input costs, including energy prices. Average prices for copper and precious metals were lower in 2014 than in 2013, while average zinc prices were higher and the Canadian dollar was weaker relative to the US dollar in 2014 compared to 2013.

We have developed the following market analysis from various information sources including analyst and industry experts.

Copper

In 2014, the London Metal Exchange (“LME”) copper price averaged US$3.11 per pound (“/lb”), with prices ranging between US$2.86/lb and US$3.37/lb. Copper concentrate and refined metal markets experienced a moderate surplus in 2013, as mine supply growth from projects initiated several years ago supported growth in refined metal production.

In January 2015, copper prices dropped sharply to as low as US$2.45/lb following a steep decline in global oil prices. As there is not an evident relationship between the economic fundamentals of crude oil prices and copper prices in the short term, general negative investor sentiment towards commodities appears to have been a significant factor. Market expectations have been for a small surplus in 2015, but the decline in copper is likely to reduce marginal, higher-cost copper supply, which could turn the market to a deficit. Further, low oil prices are likely to be supportive to global economic growth, so we believe that the copper price outlook for the balance of 2015 is biased towards higher prices based on fundamentals.

Beyond 2015, lower copper prices are expected to reinforce a lack of investment in new copper production since 2013, and assuming continued global and Chinese economic growth, a peaking of mine supply growth in 2016 is expected to be followed by copper market deficits thereafter.

Zinc

In 2014, the LME zinc price averaged US$0.98/lb, with prices ranging from US$0.88/lb to US$1.10/lb. Restrained refined metal production at Chinese smelters resulted in another year of refined market deficits and a moderate concentrate surplus, resulting in higher concentrate treatment charges and a continued draw down of refined metal inventories, reflected in firmer zinc metal prices.

A continued lack of industry investment in new zinc mine production capacity together with anticipated closures of major mines is likely to result in a continuation of the draw down of zinc metal inventories that began in 2013 resulting in a significant deficit in the global zinc metal market and limited availability of physical metal within the next two years.

Precious Metals

Gold and silver prices averaged US$1,266 per ounce and US$19.07 per ounce, respectively, during 2014 reflecting a continuation of weak precious metal prices following the sharp drop in prices during the second quarter of 2013. Concerns about the planned tapering of monetary stimulus by central banks combined with an absence of inflationary pressures weighed on sentiment for precious metals. The outlook for gold and silver is likely to remain dependent on market sentiment and the trajectory of interest rates and inflation.

Foreign Exchange

As revenues from our principal products are substantially denominated in US dollars and the majority of our Manitoba and corporate operating costs are denominated in Canadian dollars, we are affected by fluctuations in the Canadian/US dollar exchange rate. In general, a stronger Canadian dollar causes our revenue, and therefore profit, to decrease when we convert our US dollar receipts into Canadian dollars. In addition, a weaker Canadian dollar may result in foreign exchange losses due to the translation of US dollar denominated cash indebtedness.

The Canadian dollar traded in a range between $0.86 and $0.94 per US dollar through 2014, weakening more significantly during the fourth quarter as commodity prices, particularly crude oil, fell sharply.

As we ramp up production at our Constancia project in Peru, the exchange rate between the US dollar and the Peruvian nuevo sol (“PEN”) will become increasingly important with substantial component of operating costs denominated in PEN. In 2014, the PEN weakened during the second half of the year in line with generalized appreciation in the US dollar and a weakening of commodity prices that are an important component of Peruvian exports, trading in a range between 2.99 and 2.76 per US dollar.

Sensitivity Analysis

The following table displays the estimated impact of changes in metals prices and exchange rates on our 2015 net profit, assuming that our operational performance is consistent with our guidance for 2015. The effects of a given change in an assumption are isolated.

	2015	Change of 10%	Impact on	Impact on
	Base	represented by:	Profit	EPS[1]

Metal Prices
Copper price	US$2.75/lb	+/- US$0.28/lb	+/- C$58M	+/- 0.25
Zinc price	US$1.00/lb	+/- US$0.10/lb	+/- C$17M	+/- 0.07
Gold price [2]	US$1,300/oz	+/- US$130/oz	+/- C$4M	+/- 0.02

Exchange Rates [3]
C$/US$	1.20	+/- 0.12	+/- C$7M	+/- 0.03
PEN/US$	3.00	+/- 0.30	+/- C$1M	+/- 0.00

1  Based on estimated future weighted average number of common shares outstanding of 233.8 million.

2  Gold price sensitivity also includes the impact of a +/-10% change in the silver price (2015 assumption: US$21/oz).

3  Change in profit from operational performance only, does not include change in profit arising from translation of balance sheet accounts.

FINANCIAL REVIEW

Financial Results

In the fourth quarter of 2014, our profit was $49.6 million compared to a loss of $61.5 million for the fourth quarter of 2013. For the full year 2014, we recorded a profit of $71.9 million compared to a loss of $109.3 million in 2013.

The following table provides further details of this variance:

	Three months ended	Year ended
(in $ millions)	Dec. 31, 2014	Dec. 31, 2014

Increase (decrease) in components of profit or loss:
Revenues	(7.7)	43.2
Cost of sales
Mine operating costs	2.9	(44.5)
Depreciation and amortization	(1.9)	(15.7)
Selling and administrative expenses	(3.3)	(6.3)
Exploration and evaluation	0.4	12.1
Other operating income and expenses	0.4	(3.0)
Loss on disposal of subsidiary	—	(6.5)
Asset impairment loss	11.9	15.4
Augusta related costs	(4.2)	(23.9)
Finance income	(0.4)	0.4
Finance expenses	(0.1)	(1.2)
Other finance (gains) losses	7.0	97.6
Tax	106.1	113.6

Increase in profit for the period	111.1	181.2

Revenue

Total revenue for the fourth quarter of 2014 was $128.4 million; $7.7 million lower than the same period in 2013. This decrease was primarily due to lower copper prices and lower copper, gold and silver sales volumes compared to the fourth quarter of 2013, which is a result of the unscheduled two week shutdown of the 777 shaft and approximately 40% of copper produced in the quarter in-transit and unsold.

For the full year 2014 revenue was $560 million, $43.2 million higher than in 2013, mainly as a result of higher zinc prices and higher copper sales volumes. The following table provides further details of this variance:

	Three months ended	Year ended
(in $ millions)	Dec. 31, 2014	Dec. 31, 2014

Metals prices[1]
Lower copper prices	(8.6)	(19.6)
Higher zinc prices	9.7	26.9
Higher gold prices	0.8	6.1
Higher silver prices	0.4	1.7

Sales volumes
(Lower) higher copper sales volumes	(10.9)	22.5
Higher (lower) zinc sales volumes	6.5	(2.0)
Lower gold sales volumes	(8.2)	(18.5)
Lower silver sales volumes	(1.3)	(1.8)

Other
Favourable movement in foreign exchange rates	10.1	33.9
Derivative mark-to-market increase	1.0	10.6
Pre-production revenue increase	(6.8)	(6.3)
Other volume and pricing differences	0.4	(0.9)
Effect of higher treatment and refining charges	(0.8)	(9.4)

(Decrease) increase in revenue in 2014 compared to 2013	(7.7)	43.2

1 See discussion below for further information regarding metals prices.

Our revenue by significant product type is summarized below:

	Three months ended		Year ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
(in $ millions)	2014	2013	2014	2013
Copper	43.0	59.0	234.2	210.4
Zinc	78.7	55.0	267.1	219.1
Gold	18.0	25.3	87.5	99.5
Silver	2.8	3.8	14.2	14.4
Other	1.5	1.0	5.0	5.8
Gross revenue[1]	144.0	144.1	608.0	549.2
Treatment and refining charges	(6.1)	(5.3)	(29.2)	(19.9)
Pre-production revenue	(9.5)	(2.7)	(18.8)	(12.5)

Revenue	128.4	136.1	560.0	516.8

1  Copper, zinc, gold and silver revenues include unrealized gains and losses related to non-hedge derivative contracts including costless collars that are not included in realized prices.

Realized sales prices

This measure is intended to enable management and investors to understand the average realized price of metals sold to third parties in each reporting period. The average realized price per unit sold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

Our realized prices for the fourth quarter and full year of 2014 and 2013 are summarized below:

						Realized prices[1] for
			Realized prices[1] for			the
			Three months ended			Year ended
		LME QTD	Dec. 31,	Dec. 31,	LME YTD	Dec. 31,	Dec. 31,
		2014[2]	2014	2013	2014[2]	2014	2013

Prices in US$
Copper[3]	US$/lb.	3.00	2.75	3.34	3.11	3.00	3.27
Zinc[3]	US$/lb.	1.01	1.10	0.95	0.98	1.06	0.95
Gold[3,4]	US$/troy oz.		1,270	1,209		1,317	1,222
Silver[3,4]	US$/troy oz.		20.55	17.51		21.76	19.10

Prices in C$
Copper[3]	C$/lb.	3.42	3.14	3.49	3.44	3.30	3.36
Zinc[3]	C$/lb.	1.15	1.24	0.99	1.08	1.17	0.98
Gold[3,4]	C$/troy oz.		1,350	1,262		1,371	1,257
Silver[3,4]	C$/troy oz.		21.64	18.27		22.46	19.65
Exchange rate[5]	US$1 to C$		1.12	1.04		1.09	1.03

1  Realized prices exclude refining and treatment charges and are on the sale of finished metal or metal in concentrate.

2  London Metal Exchange average for copper and zinc prices.

3  Copper, zinc, gold and silver revenues include unrealized gains and losses related to non hedge derivative contracts including costless collars that are not included in the above realized prices.

For the three months ended December 31, 2014, the unrealized components of those derivatives resulted in a gain of US$0.01/lb; gain of US$0.01/lb; gain of US$0.25/oz., and US$0.02/oz., respectively.

For the three months ended December 31, 2013, the unrealized components of those derivatives resulted in a gain of US$0.04/lb; loss of US$0.002/lb; gain of US$6.2/oz., and US$0.47/oz., respectively.

4  Since August 1, 2012, sales of gold and silver from our 777 mine have been subject to our precious metals stream agreement with Silver Wheaton, pursuant to which we recognize deferred revenue for precious metals deliveries and also receive cash payments of US$400/oz for gold deliveries and US$5.90/oz for silver deliveries. Previously, we sold gold and silver from our 777 mine as contained metal within our copper concentrate. Realized gold and silver prices in 2014 include deferred revenue of US$965.19/oz and US$17.89/oz, respectively. Realized gold and silver prices in 2013 include deferred revenue of US$927.55/oz and US$15.29/oz, respectively.

5  Average exchange rate for the period.

The following table provides a reconciliation of average realized price per unit sold, by metal, to revenues as shown in the consolidated financial statements.

Three months ended December 31, 2014

(in $ millions)	Copper	Zinc	Gold	Silver	Other	Total

Revenue per financial statements	43.0	78.7	18.0	2.8	1.5	144.0
Derivative mark-to-mark and other	(0.2)	(0.4)	—	—	—	(0.6)
Revenue excluding unrealized derivative mark-to-mark	42.8	78.3	18.0	2.8	1.5	143.4
Payable metal in concentrate sold [1]	6,182	28,691	13,293	131,117	—	—
Realized Price [2,4]	6,920	2,732	1,350	22	—	—
Realized Price [3,4]	3.14	1.24	—	—	—	—

Year ended December 31, 2014

(in $ millions)	Copper	Zinc	Gold	Silver	Other	Total

Revenue per financial statements	234.2	267.1	87.5	14.2	5.0	608.0
Derivative mark-to-mark and other	(3.6)	(0.9)	0.2	—	—	(4.3)
Revenue excluding unrealized derivative mark-to-mark	230.6	266.2	87.7	14.2	5.0	603.7
Payable metal in concentrate sold [1]	31,734	102,981	63,950	634,402	—	—
Realized Price [2,4]	7,268	2,584	1,371	22	—	—
Realized Price [3,4]	3.30	1.17	—	—	—	—

Three months ended December 31, 2013

(in $ millions)	Copper	Zinc	Gold	Silver	Other	Total

Revenue per financial statements	59.0	55.0	25.3	3.8	1.0	144.1
Derivative mark-to-mark and other	(0.6)	1.2	(0.1)	(0.1)	—	0.4
Revenue excluding unrealized derivative mark-to-mark	58.4	56.2	25.2	3.7	1.0	144.5
Payable metal in concentrate sold [1]	7,591	25,743	19,940	203,272	—	—
Realized Price [2,4]	7,695	2,184	1,262	18	—	—
Realized Price [3,4]	3.49	0.99	—	—	—	—

Year ended December 31, 2013

(in $ millions)	Copper	Zinc	Gold	Silver	Other	Total

Revenue per financial statements	210.4	219.1	99.5	14.4	5.8	549.2
Derivative mark-to-mark and other	2.3	4.2	(0.2)	—	—	6.3
Revenue excluding unrealized derivative mark-to-mark	212.7	223.3	99.3	14.4	5.8	555.5
Payable metal in concentrate sold [1]	28,703	103,894	79,016	729,106	—	—
Realized Price [2,4]	7,408	2,150	1,257	20	—	—
Realized Price [3,4]	3.36	0.98	—	—	—	—

1  Copper and zinc shown in metric tonnes and gold and silver shown in ounces.

2  Realized price for copper and zinc in C$/metric tonne and realized price for gold and silver in C$/troy oz.

3  Realized price for copper and zinc in C$/lb.

4  Average realized price per unit sold may not calculate based on amounts presented in this table due to rounding.

The price, quantity and mix of metals sold, along with movements in the Canadian dollar, affect our revenue, operating cash flow and profit. Revenue from metals sales can vary from quarter to quarter due to production levels, shipping volumes and transfer of risk and title to customers.

Outlook (Refer to the Forward-Looking Information section on page 1 of this MD&A)

We expect that revenues will continue to be affected mainly by the volume of contained metal production and the market prices of copper and zinc, together with fluctuation of the US dollar exchange rate compared to the Canadian dollar. Notwithstanding depreciation of the Canadian dollar relative to the US dollar, copper prices denominated in Canadian dollars have been lower to date in 2015 than average prices in 2014 as a result of a sharp drop in prices in January 2015 — see “Commodity Markets” on page 16, while zinc prices in Canadian dollars have been relatively stable.

The most significant factor affecting our revenue outlook, notwithstanding weaker copper prices, is the ramp up of production at the Constancia project, which is expected to increase revenues materially once the facilities are considered to have achieved commercial production.

Once the Constancia project reaches commercial production, operating costs that have been capitalized will be expensed, resulting in higher cost of sales (with a corresponding increase in revenues). As a substantial amount of operating costs will then be incurred in Peru, the PEN and US dollar exchange rates relative to the Canadian dollar will also have a significant impact on operating costs reported in Canadian dollars. In addition, a full year of operations following declarations of commercial production at Lalor and Reed is expected to contribute to higher cost of sales in 2015 compared to 2014 at our Manitoba business unit.

Cost of sales

Our detailed cost of sales is summarized as follows:

	Three months ended		Year ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
(in $ thousands)	2014	2013	2014	2013

Mines
777	18,190	16,852	68,786	68,592
Lalor	12,964	11,132	40,464	35,174
Reed	6,245	—	15,148	—

Concentrators
Flin Flon	6,808	6,005	26,161	24,505
Snow Lake	5,851	3,782	17,530	14,704

Metallurgical plants	21,577	20,644	81,691	75,259
Zinc plant

Other
Services and site administration	17,440	17,261	61,821	65,216
Purchased zinc concentrate and metal (before inventory changes)	52	10,490	46,880	20,821
Manitoba employee profit sharing	536	1,165	5,985	7,767
Net profits interest	995	2,073	9,414	10,448
Distribution	9,440	8,579	35,027	30,548
Changes in domestic inventory	(7,456)	(3,372)	(13,002)	1,858
Reed joint venture ore purchased	4,789	—	14,035	—
Depreciation and amortization	23,812	21,888	92,444	76,714
Adjustments related to zinc inventory write-downs	—	5,011	(5,011)	5,011
Other	(496)	251	(388)	182
Cost of sales	120,747	121,761	496,985	436,799

Total cost of sales for the fourth quarter of 2014 was $120.7 million, reflecting a decrease of $1.0 million from the fourth quarter of 2013, as higher Lalor and Reed costs following commercial production were mostly offset by lower costs of purchased zinc concentrate. In addition, changes in domestic inventory as a result of increased inventory balances resulted in a decrease of $4.1 million, and cost of sales for the fourth quarter of 2013 was impacted by a write-down of zinc inventory of $5.0 million.

Cost of sales for 2014 was $497.0 million, an increase of $60.2 million from 2013. This was mainly due to purchased concentrate and metal costs which were $26.1 million higher than the same period in 2013 as additional purchased concentrate was available on attractive terms. In addition, the 2014 Lalor and Reed mine costs were $5.3 million and $15.1 million higher than 2013 and depreciation and amortization costs were $15.7 million higher due to phase 1 of the Lalor mine achieving commercial production on April 1, 2013 and Reed mine achieving commercial production on April 1, 2014. The zinc plant costs for 2014 were $6.4 million higher than the same period in 2013 as a result of higher production levels and increased propane costs earlier in the year. Reed joint venture ore purchased was higher by $14.0 million as a result of Reed mine achieving commercial production.  The increases were partially offset by lower changes in domestic inventory by $14.9 million as a result of increased inventory balances and adjustments related to the zinc inventory write-down of $10.0 million due to higher zinc inventory costs and lower zinc prices in 2013.

For details on unit operating costs refer to the respective tables in the Operations Review section beginning on page 10 of this MD&A.

For the fourth quarter of 2014, other significant variances in expenses, compared to the same period in 2013, include the following:

•             Selling and administrative expenses increased by $3.3 million compared to the same period in 2013. The increase was primarily due to increased expenses for share units resulting from a higher share price and a greater number of outstanding units compared to the same period in 2013 as well as higher corporate costs.

•             Asset impairment loss in 2013 was related to our Back Forty asset in Michigan.  This resulted from a write down to fair market value less cost to sell as a result of our classification of the asset as an asset held for sale in 2013.

•             Augusta related costs of $4.2 million are related to costs associated with our newly acquired Arizona business unit.

•            Other finance gains increased by $7.0 million, compared to the same period in 2013, primarily as a result of:

•             lower mark-to-market losses and impairment losses of $0.1 million recognized on available-for-sale investments in junior mining companies, compared to impairment losses of $8.5 million in the fourth quarter of 2013;

•             mark-to-market gains in the revaluation of warrants issued and assumed in connection with the acquisition of Augusta of $3.7 million;

•             foreign exchange losses were lower by $0.6 million compared to the fourth quarter of 2013;

•             partially offset by losses on the fair value adjustment on the embedded derivative related to the unsecured notes resulted of $5.7 million compared to nil in the fourth quarter of 2013.

For year-to-date 2014, other significant variances in expenses, compared to the same period 2013 include the following:

•             Selling and administrative expenses increased by $6.3 million, totalling $46.3 million year-to-date 2014. The increase was partially due to increased expenses for share units resulting from a higher share price and a greater number of outstanding units compared to the same period in 2013, as well as higher corporate costs.

•             Exploration and evaluation expenses decreased by $12.1 million to $11.2 million year-to-date in 2014 due to a change in focus from grassroots exploration spending to brownfield exploration opportunities.  In addition, no costs were incurred at the Back Forty project in Michigan as our interest was sold on January 17, 2014.

•             Other operating income and expenses increased by $3.0 million primarily related to lower discount rates on decommissioning and restoration liabilities for non-producing mines.

•             Loss on disposition of subsidiaries is the result of the sale of our wholly owned subsidiary, Hudbay Michigan Inc., on January 17, 2014.

•             Augusta related costs of $16.7 million associated with our acquisition of Augusta, and an additional $7.2 million incurred to integrate the newly acquired Arizona business unit.

•             Other finance gains increased by $97.6 million mainly as a result of:

•             gains from the revaluation of previously owned shares in Augusta of $50.3 million upon the acquisition of control of Augusta;

•             mark-to-market gains on revaluation of warrants issued and assumed in connection with the acquisition of Augusta of $25.7 million;

•             mark-to-market losses and impairment losses of $1.6 million recognized on available-for-sale investments in junior mining companies, compared to impairment losses of $16.3 million in the same period of 2013;

•             lower losses on the fair value adjustment on the embedded derivative related to the unsecured notes resulted in losses of $2.1 million compared with a loss of $2.8 million; and

•             foreign exchange losses of $18.3 million compared to foreign exchange losses of $24.5 million in the same period of 2013.  The losses are a function of the weakening Canadian dollar against the US dollar in both periods which creates a loss when translating net liability US denominated monetary items.

	Three months ended		Year ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
(in $ millions)	2014	2013	2014	2013

Loss on PEN denominated transactions, primarily cash translated to USD	(4.0)	(1.9)	(8.3)	(26.7)
Loss on revaluation of USD denominated long-term debt, interest expense accrued and intercompany balances, net of transaction costs and embedded derivative	(8.1)	(16.6)	(28.9)	(35.8)
Gain on revaluation of USD cash balances	3.2	8.7	13.6	34.6
Gain on working capital and other small entities	0.6	0.9	5.3	3.4
Total pre-tax loss	(8.3)	(8.9)	(18.3)	(24.5)
Total tax expense related to translation	(0.2)	(2.1)	(4.4)	(5.2)
Total loss to the income statements	(8.5)	(11.0)	(22.7)	(29.7)
Cumulative translation adjustment gain in other comprehensive income related to translation of foreign operations, primarily Peru and Arizona	77.9	47.8	185.2	87.7
Total increase to equity	69.4	36.8	162.5	58.0

Tax Expense

For the three months and year ended December 31, 2014 tax expense decreased by $106.1 million and $113.6 million, respectively, compared to the same period in 2013. The following table provides further details:

	Three months ended		Year ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
(in $ thousands)	2014	2013	2014	2013

Non cash - income tax expense [1]	(74,825)	23,980	(66,040)	49,988
Non cash - mining tax expense [1]	(3,596)	(466)	4,678	(8,817)
Total non cash tax expense	(78,421)	23,514	(61,362)	41,171

Estimated current taxes payable - income tax	(447)	727	196	3,502
Estimated current taxes payable - mining tax	535	3,547	841	8,599
Total estimated current taxes payable	88	4,274	1,037	12,101

Tax (recovery) expense	(78,333)	27,788	(60,325)	53,272

1             Non cash tax expenses represent our draw down/increase of non-cash deferred income and mining tax assets/liabilities.

Income Tax Expense

Our effective income tax rate on the profit before tax for 2014 full year was approximately negative 570.5% (2013 - negative 95.5%). Applying the estimated Manitoba statutory income tax rate of 27.0% to our profit before taxes of $11.5 million would have resulted in a tax expense of approximately $3.1 million; however we recorded an income tax recovery of $65.8 million (2013 full year expense - $53.5 million). The significant items causing our effective income tax rate to be different than the 27.0% estimated Manitoba statutory income tax rate include:

•             Certain deductible temporary differences with respect to Manitoba were recognized in the year related to decommissioning and restoration and other employee benefit liabilities as we have determined that it is probable that we will realize the recovery, resulting in a decrease in deferred tax expense of approximately $31 million;

•             Certain taxable temporary differences were determined probable to reverse outside of the 15 year tax stability agreement in Peru and will be subject to the lower, newly enacted tax rates in Peru, resulting in a decrease in deferred tax expense of $14.9 million;

•             Certain deductible temporary differences with respect to Peru were recognized in the year as it was determined probable that we would realize the benefit related to loss carryforward balances and an increase in tax basis related to the translation of historical balances into US dollars for tax filing purposes, resulting in a decrease in deferred tax expense of $22.6 million;

•             Certain foreign exchange losses of $34.2 million (2013 full year - $52.1 million) are not deductible for local income tax purposes and therefore result in an increase in deferred tax expense for the year of approximately $9.2 million;

•            The loss of $6.5 million recognized on the disposition of the Back Forty project in Michigan caused deductible temporary differences which can result in a deferred tax asset being recognized to the extent any Canadian accrued gains exist based on the projected applicable capital gains tax rate at 50% of the statutory tax rate. We have not recorded a related deferred tax asset for these deductible temporary differences as there are no Canadian accrued gains on account of capital. The non-deductible portion of the loss plus the tax benefit of the deferred tax asset not recognized resulted in an increase in deferred tax expense of approximately $1.8 million for the year;

•             The gain recognized on available-for-sale investments related to Augusta shares previously owned by Hudbay and certain other fair value adjustments of approximately $75.7 million creates an unrecognized taxable temporary difference resulting in a decrease in deferred tax expense of approximately $20.4 million;

•             Certain of our foreign operations incurred losses of $7.2 million (2013 full year - $24.9 million), the tax benefit of which has not been recognized since we determined that it is not probable that we will realize the benefit of these losses, resulting in an increase in deferred tax expense of approximately $1.9 million;

•             Augusta transaction costs of $16.7 million which are not deductible for income tax purposes, resulting in an increase in deferred tax expense for the year of approximately $4.5 million; and

•             Increases to our decommissioning and restoration liabilities resulting from a significant decrease in discount rates required us to record a corresponding non-cash increase to property, plant, and equipment. We recognized a deferred tax expense of $4.7 million (2013 full year — recovery $6.5 million) related to the increase in property, plant and equipment; however, we did not recognize a deferred tax recovery related to the increase in the decommissioning and restoration liabilities because we determined it is not probable that we will realize the benefit of the recovery.

Mining Tax Expense

Applying the Manitoba statutory income tax rate of 10.0% to our profit before taxes for the year-to-date period of $11.5 million would have resulted in a tax expense of approximately $1.2 million and we recorded a mining tax expense of $5.5 million (2013 year-to-date — tax recovery of $0.2 million). For the 2014 year-to-date period, our effective rate for mining taxes was approximately 47.8% (2013 year-to-date - 0.4%). Effective mining tax rates can vary significantly based on the composition of our earnings and the expected amount of mining taxable profits. Corporate costs and other costs not related to mining operations are not deductible in computing mining profits. A brief description on how mining taxes are calculated in our various business units is discussed below.

Manitoba

The Province of Manitoba imposes mining tax on profit related to the sale of mineral products mined in the Province of Manitoba (mining taxable profit) at the following rates:

•             10% of total mining taxable profit if mining profit is $50 million or less;

•             15% of total mining taxable profit if mining profits are between $55 million and $100 million; and

•             17% of total mining taxable profit if mining profits exceed $105 million.

We estimate that the tax rate that will be applicable when temporary differences reverse will be approximately 10.0%.

Peru

The Peruvian government imposes two parallel mining tax regimes, the Special Mining Tax and Modified Royalty, on companies’ operating mining income on a sliding scale, with progressive rates ranging from 2.0% to 8.4% and 1.0% to 12.0%, respectively. Based on financial forecasts, we have recorded a deferred tax liability as at December 31, 2014 at the tax rate we expect to apply when temporary differences reverse.

LIQUIDITY AND CAPITAL RESOURCES

9.50% Senior Unsecured Notes

On August 6, 2014, we issued US$170 million aggregate principal amount of our 9.50% senior unsecured notes due October 1, 2020 (the “Additional Notes”). The Additional Notes are incremental to the US$750 million aggregate principal amount of 9.50% senior unsecured notes that we issued between September 2012 and December 2013 (the “Initial Notes”, and together with the Additional Notes, the “Notes”). The Additional Notes were priced at 107% of the aggregate principal amount, resulting in gross proceeds of US$181.9 million and will yield 8.03% to maturity. The Notes have been classified as long-term debt and accounted for initially at fair value and subsequently at amortized cost using the effective interest rate method. Interest is payable on the Notes semi-annually on April 1 and October 1 of each year, beginning on April 1, 2013. As the proceeds of the Additional Notes were used primarily to fund the repayment of indebtedness of Augusta, interest costs on the Additional Notes have been capitalized to Rosemont project assets. The Notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis, by substantially all of our existing and future subsidiaries other than our subsidiaries associated with the Constancia and Rosemont projects.

For further information on the Notes refer to note 19 of our consolidated financial statements for the year ended December 31, 2014.

Precious Metals Stream Transaction with Silver Wheaton

On September 28, 2012, we closed a precious metals stream transaction with Silver Wheaton related to gold and silver production from our 777 mine and silver production from our Constancia project and received an upfront deposit payment of US$500 million. We received two additional US$125 million deposit payments during the second quarter of 2013 and the first quarter of 2014, respectively. On November 4, 2013, we entered into an amended and restated precious metals stream agreement with Silver Wheaton pursuant to which we agreed to receive an additional US$135 million deposit against delivery of 50% of payable gold from the Constancia project, with the deposit payable in cash or Silver Wheaton shares, at Silver Wheaton’s election. We received Silver Wheaton shares in satisfaction of the gold deposit during the third quarter of 2014 and sold the shares for net proceeds of US$134 million.

For further information on the precious metals stream transaction, refer to note 20 of our consolidated financial statements for the year ended December 31, 2014.

Common Equity Financing

On January 9, 2014, we announced that we had entered into an agreement with a syndicate of underwriters who agreed to purchase, on a bought deal basis, 18,200,000 of our common shares at a price of $8.25 per share. The underwriters were granted an overallotment option, which they exercised in full, for an additional 2,730,000 common shares. The transaction closed on January 30, 2014, and aggregate gross proceeds from the offering were $172.7 million.

Senior Secured Revolving Credit Facility

Our corporate senior secured revolving credit facility matures on September 12, 2016 and has a maximum availability equal to the lesser of US$100 million and a borrowing base related to the accounts receivable and inventory of our Manitoba business unit, which was US$86.4 million at December 31, 2014. As at December 31, 2014, we were in compliance with our covenants under the facility.

A group of lenders, including all of the current lenders under our revolving credit facility, have provided commitments to an amended facility that would increase the availability under the facility to US$250 million and eliminate the borrowing base limitation on availability. Closing of the amendments is expected during the first quarter of 2015.

Also as at December 31, 2014, $64.1 million (or US$55.3 million at December 31, 2014 exchange rates) of letters of credit had been advanced under the credit facility to support our reclamation obligations in Manitoba.

Equipment Finance Facility

In October 2013, we entered into an equipment financing facility with Caterpillar Financial Services Corporation to finance the purchase of components of the mobile fleet at our Constancia project. Loans pursuant to the equipment financing facility have a term of six years, amortize on a quarterly basis and are secured by the financed equipment. As at December 31, 2014, we have approximately US$71.2 million outstanding under the facility.

Constancia Standby Credit Facility

In June 2014, we entered into a US$150 million standby credit facility to provide financing for expenditures on the Constancia project, if required. Any drawdowns under the facility are repayable in quarterly instalments beginning December 31, 2015 and ending September 30, 2018. The facility is secured by the assets of our Peru business unit.  An initial drawdown of US$81.5 million occurred on February 3, 2015.

Augusta Indebtedness

In August 2014 we repaid approximately US$117.9 million of loans made by RK Mine Finance Trust I to Augusta with the proceeds of our Additional Notes offering.

Financial Condition

Financial Condition as at December 31, 2014 compared to December 31, 2013

Cash and cash equivalents decreased by $424.2 million from December 31, 2013 to $207.3 million as at December 31, 2014. This decrease was a result of $982.7 million of investments primarily at our Constancia project, interest payments of $91.6 million and principal payments of $142.3 million related to the loan made to Augusta and our equipment financing facility. These amounts were partly offset by net proceeds related to the January equity offering of $164.8 million, the receipt of two deposits under the precious metals stream transaction with Silver Wheaton of US$260 million, net proceeds from our Additional Notes and our equipment financing facility of $295.2 million, and $42.3 million of value added-tax refunds from the Peruvian government. We hold the majority of our cash and cash equivalents in low-risk, liquid investments with major Canadian and Peruvian financial institutions.

Working capital decreased by $482.0 million to $101.1 million from December 31, 2013 to December 31, 2014. In addition to the decreased cash and cash equivalents position:

•             Receivables increased by $42.9 million, primarily due to an increase in the current portion of the statutory receivable related to the Peruvian sales tax due to the timing of expected receipts;

•             Inventories increased by $35.5 million as a result of timing of concentrate shipments;

•             Taxes receivable, net of taxes payable, decreased by $26.0 million, mainly as a result of a $32.7 million refund from the Canada Revenue Agency due to the re-filing of prior year tax returns to reflect the “New Mine” status of the Lalor project which was offset by taxes paid in the year along with adjustments related to income tax credits;

•             Trade and other payables increased by $61.8 million primarily as a result of our development activities at Constancia and interest on long-term debt;

•             Current portion of long-term debt increased by $17.1 million in relation to the equipment financing facility; and

•             Current portion of deferred revenue increased by $15.7 million in relation to anticipated precious metals production from Constancia.

Cash Flows

The following table summarizes our cash flows for the three months and year ended December 31, 2014 and December 31, 2013.

	Three months ended		Year ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
(in $ thousands)	2014	2013	2014	2013

Profit (loss) for the period	49,583	(61,481)	71,866	(109,276)
Tax (recovery) expense	(78,333)	27,788	(60,325)	53,272
Items not affecting cash	16,106	32,797	(30,495)	61,352
Taxes refunded	9,148	1,658	34,328	4,501
Operating cash flows before change in non-cash working capital	(3,496)	762	15,374	9,849
Precious metal stream deposit	—	—	289,218	131,475
Change in non-cash working capital	21,461	2,283	(13,822)	2,795
Cash used in operating activities	17,965	3,045	290,770	144,119
Cash used in investing activities	(232,434)	(279,062)	(963,991)	(1,053,013)
Cash used in financing activities	(6,160)	105,077	217,013	183,448
Effect of movement in exchange rates on cash and cash equivalents	10,207	9,880	32,054	19,785

Decrease in cash and cash equivalents	(210,422)	(161,060)	(424,154)	(705,661)

Cash Flow from Operating Activities

Operating cash flow before change in non-cash working capital was negative $3.5 million for the fourth quarter of 2014, a $4.3 million decrease compared with the same period in 2013, primarily as a result of lower copper sales volume and lower realized copper prices.

Year-to-date operating cash flow before change in non-cash working capital in 2014 was $15.4 million, reflecting an increase of $5.5 million compared to 2013, mainly as a result of higher zinc prices and the realized effect of favourable movements in exchange rates.

Cash Flow from Investing and Financing Activities

During the fourth quarter of 2014 our investing and financing activities used cash of $ 238.6 million, driven primarily by capital expenditures of $230.7 million.

Year-to-date, we used $747.0 million in investing and financing activities primarily driven by capital expenditures of $982.7 million and interest payments of $91.6 million. In addition, we reclassified $23.0 million from cash and cash equivalents to restricted cash as Hudbay Peru was required to provide a letter of credit as an annual deposit of security with respect to its decommissioning and restoration obligations. These activities were partly offset by net proceeds of $164.8 million related to the issuance of equity, Peruvian sales tax receipts net of payments of $42.3 million and net borrowings of $152.9 million related to equipment financing, the issuance of senior unsecured notes and the repayment of third party debt in Augusta.

Capital Expenditures

The following summarizes cash additions to capital assets for the periods indicated:

	Three months ended		Year ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
(in $ millions)	2014	2013	2014	2013

777 Mine	8.0	11.1	35.1	38.6
Reed	2.1	—	8.1	—
Lalor Mine	12.3	7.9	29.2	21.8
Flin Flon and Snow Lake Concentrators	0.8	1.1	11.2	1.7
Flin Flon and Snow Lake Other	1.0	2.6	10.0	10.0
Zinc Plant	3.2	1.6	6.0	3.6
Other	1.5	(0.3)	1.6	0.7
Sustaining capital expenditures	28.9	24.0	101.2	76.4
Lalor Project	4.9	12.5	60.2	85.5
Capitalized Peru	147.4	234.7	808.2	715.1
Rosemont Project	17.7	—	26.7	—
777 North Expansion	—	—	—	1.3
Reed Project	—	5.8	2.4	38.2
Growth capital expenditures	170.0	253.0	897.5	840.1
Capital accruals for the period	31.8	(38.5)	(16.0)	(11.5)

Total	230.7	238.5	982.7	905.0

Our capital expenditures for the three months ended December 31, 2014 were $230.7 million, a decrease of $7.8 million compared to the same period in 2013. The decrease is primarily due to decreased expenditures at our Constancia project due to timing, partially offset by Rosemont project costs and higher sustaining capital to support our two new operating mines.

Our capital expenditures for the year ended December 31, 2014 increased by $77.7 million compared to the same period in 2013, primarily due to increased capitalized expenditures at our Constancia and Rosemont projects and increased sustaining capital at our Snow Lake Concentrator, partially offset by lower costs at our Reed and Lalor projects which completed the development phase during the year.

Contractual Obligations and Commitments

The following table summarizes, as at December 31, 2014, certain of our contractual obligations for the periods specified:

		Less than	1-3	4-5	After 5
Payment Schedule (in $ thousands)	Total	1 Year	Years	Years	Years

Long-term debt obligations	1,675,648	101,393	202,785	202,785	1,168,685
Operating lease obligations	21,007	4,981	6,727	5,701	3,598
Purchase obligation - capital commitments	279,830	139,522	140,308	—	—
Purchase obligation - other commitments[1]	1,100,568	185,109	403,699	511,760	—
Pension and other employee future benefits obligations	249,294	27,922	58,310	11,092	151,970
Decommissioning and restoration obligations[2]	196,673	6,786	22,083	4,109	163,695
Other	4,298	4,298	—	—	—

Total	3,527,318	470,011	833,912	735,447	1,487,948

1                  Primarily made up of a long term agreement with a Peruvian mining contractor to provide mining services for the first 3 years of Constancia operation, obligation for power purchase, concentrate, fleet and port services.

2                  Before inflation

In addition to the contractual obligations included in the above payment schedule, we also have the following commitments which impact our financial position:

•             A profit-sharing plan with most Manitoba employees;

•             Silver Wheaton precious metals stream agreements;

•             A net smelter returns royalty agreement related to the 777 mine; and

•             Collective Bargaining Agreements with unionized Flin Flon/Snow Lake workforce which expired on December 31, 2014 and are the subject of negotiations with the Manitoba unions.

Liquidity

At December 31, 2014, we had total pro-forma available and committed liquidity of approximately $607 million, including $207.3 million in cash and cash equivalents and availability under our credit facilities, incorporating the increased amount committed by the lenders under our corporate revolving credit facility.  We expect that this will be sufficient to meet our liquidity needs for 2015.

To the extent that metals prices decline materially from current levels or we have other unanticipated demands on liquidity, we may need to raise additional financing or pursue other corporate initiatives.

Outstanding Share Data

As of February 18, 2015, there were 233,617,857 common shares of Hudbay issued and outstanding. In addition, Hudbay warrants to acquire an aggregate of 21,830,490 common shares of Hudbay were outstanding and Augusta warrants to acquire an aggregate of 1,472,610 common shares of Hudbay and 794,742 warrants of Hudbay were outstanding; there were also options for an aggregate of 2,188,299 common shares outstanding.

FINANCIAL RISK MANAGEMENT

From time to time we maintain price protection programs and conduct commodity price risk management to reduce risk through the use of financial instruments.

Base Metals Price Strategic Risk Management

Our strategic objective is to provide our investors with exposure to base metals prices, unless a reason exists to implement a hedging arrangement. We may hedge base metals prices from time to time to ensure we will have sufficient cash flow to meet our growth objectives, or to maximize debt capacity (and correspondingly minimize equity dilution) to the extent that third party financing may be needed to fund growth initiatives. However, we generally prefer to raise financing for attractive growth opportunities through equity issuance if the only alternative is to engage in a substantial amount of long term strategic metals price hedging. We may also hedge base metals prices to manage the risk of putting higher cost operations into production or the risk associated with provisional pricing terms in concentrate purchase and sales agreements.

During August and September 2013, we entered into copper and zinc hedging transactions intended to manage the risk of adverse changes to operating cash flow as we approached the completion of our Lalor and Constancia projects in the second half of 2014. In copper, we entered into costless collar transactions on approximately 69 million pounds of copper for the period of October 2013 through December 2014, inclusive, at an average floor price of US$3.00/lb and an average cap price of US$3.46/lb. As at December 31, 2014, 69 million pounds of copper collars were settled leaving no unsettled copper costless collars at the end of the year. In zinc, we entered into costless collar transactions on approximately 127 million pounds of zinc for the period of October 2013 through December 2014, inclusive, at an average floor price of US$0.80/lb and an average cap price of US$0.97/lb. As at December 31, 2014, 127 million pounds of zinc collars were settled leaving no unsettled zinc costless collars at the end of the year.

In addition, at December 31, 2014 we had copper price fixed for floating swaps in place on approximately 13 million pounds of copper at an average fixed receivable price of US$2.79/lb associated with provisional pricing risk in concentrate sales agreements. These swaps settle in January and March, 2015.

To provide a service to customers who purchase zinc from our plants and require known future prices, we enter into fixed price sales contracts. To ensure that we continue to receive a floating or unhedged realized zinc price, we enter into forward zinc purchase contracts that effectively offset the fixed price sales contracts with our customers.

From time to time, we enter into gold and silver forward sales contracts to hedge the commodity price risk associated with the future settlement of provisionally priced deliveries. We are generally obligated to deliver gold and silver to Silver Wheaton prior to the determination of final settlement prices. These forward sales contracts are entered into at the time we deliver gold and silver to Silver Wheaton, and are intended to mitigate the risk of subsequent adverse gold and silver price changes. Gains and losses resulting from the settlement of these derivatives are recorded directly to revenue, as the forward sales contracts do not achieve hedge accounting, and the associated cash flows are classified in operating activities.

Our swap agreements are with counterparties we believe to be creditworthy and do not require us to provide collateral.

Interest Rate and Foreign Exchange Risk Management

To the extent that we incur indebtedness at variable interest rates to fund our growth objectives, we may enter into interest rate hedging arrangements to manage our exposure to short term interest rates. We typically do not enter into hedging of our exposure to the Canadian/US dollar exchange rate, as the historic correlation between the foreign exchange rate and commodity prices has generally served to mitigate our risk exposure to commodity prices.

To the extent that we make commitments to capital expenditures denominated in foreign currencies, we may enter into foreign exchange forwards or acquire foreign currency outright, which may result in foreign exchange gains or losses in our income statement. At December 31, 2014, approximately $137.6 million of our cash and cash equivalents was held in US dollars, and approximately $4.0 million of our cash and cash equivalents was held in PEN.

TREND ANALYSIS AND QUARTERLY REVIEW

The following table sets forth selected consolidated financial information for each of our eight most recently completed quarters.

	2014				2013
(in $ thousands)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	128,416	185,431	139,329	106,779	136,082	130,179	130,659	119,881
Profit (loss) before tax	(28,750)	57,586	6,843	(24,139)	(33,693)	9,650	(39,883)	7,924
Profit (loss)	49,583	49,248	252	(27,219)	(61,481)	2,985	(52,686)	1,907
Earnings (loss) per share:
Basic	0.21	0.22	—	(0.15)	(0.32)	0.03	(0.31)	0.01
Diluted	0.21	0.22	—	(0.15)	(0.32)	0.03	(0.31)	0.01
Operating cash flow per share[1]	(0.01)	0.05	0.06	(0.02)	—	0.07	(0.06)	0.07

1                  Operating cash flow per share is before stream deposit and change in non-cash working capital. It is a non IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, refer to page 43 of this MD&A.

With both the Reed and Lalor mines achieving commercial production levels of output in 2014, copper production volumes have increased compared to 2013. In addition, in 2014, zinc realized prices have increased leading to higher revenues. The fourth quarter of 2014 benefited from higher zinc metal production volumes and higher zinc realized prices causing zinc revenues to increase. The quarter also benefited from favourable movements in foreign exchange rates and favourable mark-to-market adjustments on certain financial instruments. However, this was offset by lower copper sales volumes due to the timing of shipments and lower realized copper prices causing a net decrease in revenues and pre-tax profit for the fourth quarter 2014.  Profit, after tax, was higher in the fourth quarter of 2014 as a result of deferred tax recoveries of $78.3 million resulting from the recognition of previously unrecognized deductible temporary differences in both Peru and Manitoba.

The third quarter of 2014 benefited from increases in copper output and also from the one-time gain on disposition of previously owned shares in Augusta of $50.3 million. In addition, the first quarterly mark-to-market adjustment related to the Hudbay warrant consideration paid to Augusta shareholders and the Augusta warrants that we assumed in connection with the acquisition resulted in a gain of $22.0 million. However, these gains were offset by $12.0 million of costs in connection with the acquisition of Augusta during the third quarter of 2014. The volatile currency markets continued in the third quarter of 2014 resulting in a loss on foreign exchange of $10.5 million.  This loss is the result of a weaker Canadian dollar against the US dollar which unfavourably impacts translation of our unsecured notes.

The second quarter of 2014 benefited from the aforementioned increase in copper output and also from foreign exchange gains of $9.1 million as a result of a stronger Canadian dollar against the US dollar which favourably impacts translation of our unsecured notes. The loss in the first quarter of 2014 was related to a loss on disposal of Hudbay Michigan of $6.5 million and foreign exchange losses of $8.6 million incurred from the weakening of the Canadian dollar against the US dollar.

The loss in the fourth quarter of 2013 included foreign currency translation losses, an impairment charge on the Back Forty project and deferred tax expense associated with Peruvian items. The profits in the first and third quarters of 2013 were mainly a result of finance gains related to foreign exchange gains as well as a lower tax expense as a result of lower gross margin. The loss in the second quarter of 2013 was mainly the result of foreign exchange loss and deferred tax expense on the translation of Peruvian tax basis.

Operating cash flow per share was higher in the second, third and fourth quarters of 2014, compared to the first quarter of 2014, as a result of higher revenues derived mostly from higher zinc, gold and silver realized prices and sustained production volumes. In general, over the past eight quarters, revenues have varied as a result of volatile commodity prices and the timing of shipments.

The following table sets forth selected consolidated financial information for each of the three most recently completed years:

(in $ thousands)	2014	2013	2012

Revenue	559,956	516,801	702,550
Profit (loss) before tax	11,541	(56,004)	48,381

Profit (loss)	71,866	(109,276)	(23,463)

Earnings (loss) per share [4]	0.34	(0.59)	(0.12)

Total assets	5,627,508	3,843,986	3,476,497
Operating cash flows before stream deposit and change in non-cash working capital [1]	15,374	9,849	142,957
Total long-term financial liabilities [2]	1,179,500	802,370	502,668
Dividends declared per share [3]	0.02	0.11	0.20

1                  Operating cash flow before stream deposit and change in non-cash working capital is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see page 43 of this MD&A.

2                  Total long-term financial liabilities include non-current portions of net long-term debt, other financial liabilities and obligations under capital leases.

3                  Dividend declared during March and September of each year.

4                  Attributable to owners of the Company.

In 2014, revenues were higher than 2013 as a result of higher zinc, gold and silver realized prices along with higher copper sales volumes which offset lower copper realized prices and lower zinc, gold and silver sales volumes. In 2013, revenue was lower than 2012 as a result of lower sales volumes and lower metal prices. Volumes were lower as a result of grades at 777 being affected by the deferral of higher copper grade zones from the 2013 mine plan to future years.

Profit was higher in 2014 compared to 2013 mainly due to a tax recovery of $60.3 million resulting from the recognition of previously unrecognized deductible temporary differences in both Peru and Manitoba. In addition, in connection with the acquisition of Augusta in the third quarter of 2014, a $50.3 million gain was recorded on disposition of previously owned shares in Augusta. Higher aforementioned sales revenues and lower foreign exchange losses also resulted in favourable variances compared to 2013. In addition, in 2013, we recorded a $15.4 million impairment loss related to the reclassification of the Back Forty asset to an asset held for sale.  Profits were lower in 2013 compared to 2012 mostly as a result of lower sales revenues in 2013 from the aforementioned deferral of mining of higher grade zones at 777.

Operating cash flow before stream deposit and change in non-cash working capital was higher in 2014 compared to 2013 as a result of the aforementioned revenue growth and lower grassroots exploration spending from a change in focus towards brownfield opportunities. The same metric was lower in 2013 compared with 2012 due to the aforementioned decline in revenues mostly from lower copper production.

Total assets increased significantly from 2012 to 2014 primarily due to investments in Constancia, Lalor and Reed, as well as the acquisition of Augusta. Total long-term liabilities have risen since 2012 to finance the growth in development projects. Dividends per share in 2014 were $0.02 compared with $0.11 in 2013, and $0.20 in 2012 as retained earnings have been re-invested in financing the growth in development projects.

ACCOUNTING CHANGES

New standards adopted in 2014

For information on our adoption of new accounting standards, refer to note 4 of our audited consolidated financial statements for the years ended December 31, 2014 and 2013.

New standards and interpretations not yet adopted

For information on new standards and interpretations not yet adopted, refer to note 4 of our audited consolidated financial statements for the years ended December 31, 2014 and 2013.

CRITICAL ACCOUNTING JUDGEMENTS AND ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires us to make judgements, estimates and assumptions that affect the application of accounting policies, reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

We review these estimates and underlying assumptions on an ongoing basis based on our experience and other factors, including expectations of future events that we believe to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Certain accounting estimates and judgements have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates.

Areas where we apply critical judgements include:

•             Judgements that affect multiple areas of the financial statements:

•             Judgements related to estimating mineral reserves and resources which form the basis of life of mine plans which are utilized in impairment testing, timing of payments related to decommissioning obligations and depreciation of capital assets;

•             Acquisition method accounting as it concerns classification and accounting for investments in various ventures;

•             Determination of functional currency;

•             Income and mining taxes;

•             Commencement of commercial production which impacts the timing of revenue recognition, reclassification of capital works in progress and depreciation commencement; and

•             Exercise of judgement in respect of the outcome of uncertain future events as it concerns recognizing contingent liabilities.

•             Judgements that relate mainly to assets (these judgements also affect other areas of the financial statements):

•             In process inventory quantities and inventory cost allocations;

•             Property, plant and equipment:

•             Cost allocations for mine development;

•             Mining properties expenditures capitalized;

•             Classification of supply costs as related to capital development or inventory acquisition;

•             Determining when exploration and evaluation assets should be transferred to capital works in progress within property, plant and equipment;

•             Determination of when an asset or group of assets is in the condition and location to be ready for use as intended by management for the purposes of commencing deprecation;

•             Componentization;

•             Assessment of impairment, including determination of cash-generating units and assessing for indicators of impairment;

•             Recoverability of exploration and evaluation assets, including determination of cash-generating units and assessing for indications of impairment;

•             Determining whether assets meet criteria for classification as held for sale; and

•             Measurement and classification of Peruvian sales taxes paid on capital expenditures.

•             Judgements that relate mainly to liabilities (these judgements also affect other areas of the financial statements):

•             Determining the accounting classification of the precious metals stream deposit.

Areas where we apply critical estimates include:

•      Estimates that affect multiple areas of the financial statements:

•             Assumptions which are key in the estimation of mineral reserves and resources. We estimate our ore reserves and mineral resources based on information compiled by qualified persons as defined in accordance with NI 43-101;

•             Estimating mineral reserves and resources;

•             Acquisition method accounting;

•             Estimates of fair value of financial instruments; and

•             Tax estimates including future taxable profit which impact the ability to realize deferred tax assets on our balance sheet.

•            Estimates that relate mainly to assets (these estimates also affect other areas of the financial statements):

•             Goodwill and non-current asset impairment testing input assumptions:

•             Future production levels and timing;

•             Operating and capital costs;

•             Future commodity prices;

•             Foreign exchange rates; and

•             Risk-adjusted discount rates

•             In process inventory quantities, inventory cost allocations and inventory valuation; and

•             Property, plant and equipment:

•             Units of production depreciation;

•             Plant and equipment estimated useful lives and residual values; and

•             Finite life intangible assets

•             Estimates that relate mainly to liabilities (these estimates also affect other areas of the financial statements):

•             Pensions and other employee benefits;

•             Decommissioning, restoration and similar liabilities including estimated future costs and timing of spending;

•             Contingent liabilities;

•             Capital commitments; and

•             Determination of deferred revenue per unit related to the precious metals stream transactions and determination of current portion of deferred revenue.

•             Estimates that relate mainly to the income statements:

•             Assaying used to determine revenue.

Mineral reserves and resources

We estimate mineral reserves and resources to determine future recoverable mine production based on assessment of geological, engineering and metallurgical analyses, estimates of future production costs, capital costs and reclamation costs, as well as long term commodity prices and foreign exchange rates.

There are numerous uncertainties inherent in estimating mineral reserves and resources, including many factors beyond our control. We base our estimates on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body and interpreting this data requires complex geological judgements. Changes in our assumptions, including economic assumptions such as metals prices and market conditions, could have a material effect on our financial position and results of operation.

Changes in our mineral reserve or resource estimates may affect:

•             the carrying value of exploration and evaluation assets, capital works in progress, mining properties and plant and equipment;

•             depreciation expense for assets depreciated either on a unit-of-production basis or on a straight line basis where useful lives are restricted by the life of the related mine or plan;

•             the provision for decommissioning, restoration and similar liabilities; and

•             the carrying value of deferred tax assets.

Acquisition method accounting

When we make an acquisition, we first determine whether the assets acquired and liabilities assumed constitute a business, in which case the acquisition requires accounting as a business combination. We apply judgement in determining whether the acquiree is capable of being conducted and managed for the purpose of providing a return, considering the inputs of the acquiree and processes applied to those inputs that have the ability to create outputs.

When we enter into a business combination, we apply the acquisition method of accounting. In doing this, we estimate the fair values of the assets we have acquired and the liabilities and contingent liabilities we have assumed as at the acquisition date. Determining such fair values frequently also requires us to estimate related mineral reserves and resources that can be reliably measured. In determining these fair values, we must also apply judgement in areas including future cash flows, metals prices, exchange rates and appropriate discount rates. We use the fair values when we recognize the assets and liabilities on the balance sheet, including goodwill. In certain circumstances, we may also have to make estimates or apply judgement to measure contingent consideration. We measure goodwill at the acquisition date as the fair value of the consideration transferred including the recognized amount of any non-controlling interests in the acquiree, less the net recognized amount (generally fair value) of assets acquired and liabilities and contingent liabilities assumed (identifiable net assets) on the basis of fair value at the date of acquisition. Changes in estimates and assumptions could result in significant differences in the amount of goodwill recognized.

Estimates of fair value of financial instruments

We record various financial assets, financial liabilities and derivatives at fair value. If quoted market prices are available, then we use them for our fair value estimates, using bid prices for financial assets and asking prices for financial liabilities. If quoted market prices are not available, then we use internal valuation models with observable forward market commodity prices, currency exchange rates and discount factors based on appropriate market interest rates, adjusted for credit risk. When we invest in warrants to acquire shares of other companies, we estimate their fair values using a Black-Scholes model. When we invest in shares of private companies, we estimate their fair value using valuation models or techniques such as discounted cash flow analysis, consideration of recent arm’s-length market transactions or reference to the current fair value of another instrument that is substantially the same. Valuation models can produce a fair value that may not reflect future fair value.

We separate and record at fair value embedded derivatives related to provisional pricing in concentrate purchase, concentrate sale, and certain other sale contracts. For these contracts, sales prices are subject to final adjustment at the end of a future period after shipment, based on quoted market prices during the quotational period specified in the contract. At each reporting date, we mark-to-market provisionally priced metals based on the forward market price for the quotational period stipulated in the contract with changes in fair value recognized in revenues for sales contracts and in cost of sales for purchase concentrate contracts.

The Notes contain an option to repay the entire amount prior to October 1, 2020, based on a prescribed prepayment penalty schedule. This prepayment option has been treated as an embedded derivative on the consolidated balance sheet in accordance with IFRS. The prepayment option is measured at fair value at each reporting date with any change recorded as other finance gains/losses, in the consolidated income statement. The fair value of the prepayment option was determined using a trinomial tree/lattice approach based on the Hull-White single factor interest rate term structure model.

Each reporting date, we exercise judgement as we assess financial assets not carried at fair value through profit or loss to determine whether there is objective evidence of impairment, For our available-for-sale investments in equity securities, this includes assessing whether there has been a significant or prolonged decline in the fair value of the security below its cost. Where we have previously recognized impairment of financial assets other than available-for-sale equity investments, we also apply judgement each reporting date to assess whether it is appropriate to reverse previous impairment based on improved conditions.

Taxes

We use the asset and liability method of tax allocation for accounting for income taxes. Deferred income and mining tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using substantively enacted tax rates expected to be in effect in the years that differences reverse. These determinations rely on management’s estimate of when temporary differences will reverse, as well as management’s interpretation of tax legislation. Deferred tax assets are recognized to the extent that it is probable that the deferred tax assets will be realized. We evaluate the carrying value of deferred tax assets on a quarterly basis and adjust the amount that is probable to be realized as necessary. Factors used to assess the likelihood of realization include forecasts of future taxable income and available tax planning strategies that could be implemented to realize deferred tax assets.

In process inventory quantities and inventory cost allocations

We determine the cost of production of concentrate inventory on a weighted average cost basis and the cost of production of finished metal inventory using the first in first out basis. The cost of production includes direct costs associated with conversion of production inventory: material, labour, contractor expenses, purchased concentrates, and an attributable portion of production overheads and depreciation of all property, plant and equipment involved with the mining and production process. We measure in-process inventories based on assays of material received at metallurgical plants and estimates of recoveries in the production processes. Due to significant uncertainty associated with volume and metal content, costs are not allocated to routine operating levels of stockpiled ore. Estimates and judgement are required to assess the nature of any significant changes to levels of ore stockpiles and determining whether allocation of costs is required.

We estimate the realizable value of in process inventories at reporting dates and carry inventories at the lower of cost and estimated net realizable value. Where the net realizable value is less than the accumulated costs that have been allocated to that inventory, we recognize an impairment charge as part of current period operating costs to reduce the carrying value of the inventory. If conditions improve subsequently, we determine whether it is appropriate to reverse impairment losses previously recorded.

Property, plant and equipment and exploration and evaluation

The carrying amounts of property, plant and equipment and exploration and evaluation assets on our balance sheet are significant and reflect multiple estimates and applications of judgement.

We exercise judgement in determining whether the costs related to exploration and evaluation are eligible for capitalization and whether they are likely to be recoverable by future exploration, which may be based on assumptions about future events and circumstances. We use judgement and estimates when we determine whether exploration and evaluation assets should be transferred to capital works in progress within property, plant and equipment. In accordance with our accounting policy, the end of the exploration and evaluation phase occurs when we have completed a preliminary feasibility study, some of the resources have been converted to reserves, and we determine it is probable the property will be developed into a mine.

For mines in the production stage, we apply judgement to determine development costs to be capitalized based on the extent they are incurred in order to access reserves mineable over more than one year. In doing this, we use estimates such as estimates of tonnes of waste to be removed over the life of the mining area and economically recoverable reserves extracted as a result.

For depreciable property, plant and equipment assets, we make estimates to determine depreciation. For assets depreciated using the straight-line method, we estimate residual value and useful lives of the assets or components. Where the estimated life of the related mine or plant is shorter, we use that in our depreciation calculations. For assets depreciated on a unit-of-production basis, we use estimated associated future development costs and estimated proven and probable tonnes of mineral reserves, as described above. There are numerous uncertainties inherent in estimating mineral reserves, and assumptions that were valid at the reporting date may change when new information becomes available. The actual volume of ore extracted and any changes in these assumptions could affect prospective depreciation rates and carrying values.

Assessment of impairment and recoverability of exploration and evaluation assets

At the end of each reporting period, we apply judgement when we review the carrying amounts of property, plant and equipment, exploration and evaluation assets and computer software to determine whether there is any indication of impairment. If any such indication exists, we estimate the recoverable amount of the asset in order to determine the extent of the impairment loss, if any.

The recoverable amount is the higher of the fair value less costs to sell and value in use. In our business, fair value less costs to sell is usually higher than value in use because IFRS restricts value in use calculations from considering future development. Judgement is required to determine fair value less costs to sell. For mineral assets, fair value is often determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows are discounted by an appropriate discount rate that reflects current market assessments of the time value of money and the risks specific to the asset to arrive at a net present value of the asset.

Given volatility in interest rates, foreign exchange rates and metal prices, it is reasonably possible that changes could occur in these key assumptions that may cause a decline in the recoverable amount of our mineral properties which may result in an impairment charge in future periods, reducing our earnings.

Pensions and other employee benefits

Our post retirement obligations relate mainly to ongoing health care benefit plans. We estimate obligations related to our pension and other employee benefits plans using actuarial determinations that incorporate assumptions using our best estimates of factors including plan performance, salary escalation, retirement dates of employees and drug cost escalation rates. Due to the complexity of the valuation, the underlying assumptions and its long term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. We review all assumptions at each reporting date. In determining the appropriate discount rate, we consider the interest rates on corporate bonds in the respective currency with at least an AA rating, with extrapolated maturities corresponding to the expected duration of the defined benefit obligation. We use a mortality rate based on publicly available mortality tables for the specific country, and we base future salary increases and pension increases on expected future inflation rates for the respective country.

Decommissioning, restoration and similar liabilities

Decommissioning, restoration and similar liabilities are estimated based on environmental plans, in compliance with current environmental and regulatory requirements. We estimate costs associated with decommissioning and restoration activities such as dismantling and removing structures, rehabilitating mines and tailings, and reclamation and re-vegetation of affected areas. When we provide for such future costs, we also record a corresponding decommissioning asset, except for closed sites where we recognize changes in estimated costs immediately in the income statement. We record the present value of estimated costs in the period in which the asset is installed or the environment is disturbed and a reasonable estimate of future costs and discount rates can be made. We adjust estimates of future cash flows to reflect risk, and then we discount the provision using a risk free rate. In subsequent periods, we re-measure the liabilities to reflect changes in the discount rate. We accrue the unwinding of discounts on provisions over the life of each associated operating mine or plant (or, for non-operating sites, over the period until we estimate rehabilitation will be complete), such that at the end of that period the provision is equal to the balance estimated to be paid at that date. We depreciate the decommissioning asset over the life of the related asset. Judgement is required to determine assumptions including discount rates, expected timing of decommissioning and restoration costs, inflationary factors and market risks. Changes in cost estimates, which may arise from changes in technology and pricing of the individual components of the cost, result in offsetting changes to the asset and liability and corresponding changes to the associated depreciation and finance costs.

In view of the uncertainties concerning these future obligations, the ultimate timing and cost of reclamation and mine closure may differ materially from these estimates. The estimate of the total liability is subject to change based on amendments to laws and regulations and as new information concerning our operations becomes available. Future changes, if any, to the estimated total liability as a result of amended requirements, laws, regulations and operating assumptions, as well as discount rates, may be significant and would be recognized prospectively as a change in accounting estimate, when applicable. Environmental laws and regulations are continually evolving in all regions in which we operate. We are not able to determine the impact, if any, of environmental laws and regulations that may be enacted in the future on our results of operations or financial position due to the uncertainty surrounding the ultimate form that such future laws and regulations may take.

Contingent liabilities

We are involved in various claims and litigation arising in the ordinary course and conduct of our business. By their nature, contingencies will be resolved only when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events.

Assaying used to determine revenue

We measure revenue from the sale of goods at the fair value of the consideration received or receivable, net of treatment and refining charges. In determining the amount of revenue to recognize on copper concentrate sales, we use assays to estimate the metal contained in the concentrate. When we issue provisional invoices, we may use our own estimated assays to calculate the metal content and measure provisional revenue; for final invoices, we reach agreement with the customer on assays reflecting metal content.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

Operating cash flow per share and cash cost per pound of copper sold are included in this MD&A because we believe that, in the case of operating cash flow per share, it helps investors and management to evaluate changes in cash flow while taking into account changes in shares outstanding, and in the case of cash cost per pound of copper sold, it helps investors assess the performance of our operations. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Operating cash flow per share

The following table presents our calculation of operating cash flow per share for the three months and year ended December 31, 2014 and December 31, 2013:

	Three months ended		Year ended
(in $ thousands, except shares and	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
per share amounts)	2014	2013	2014	2013

Operating cash flows before stream deposit and change in non-cash working capital	(3,496)	762	15,374	9,849
Weighted average shares outstanding - basic	233,631,382	172,078,376	209,023,666	172,048,434

Operating cash flows per share [1]	$(0.01)	$—	$0.07	$0.06

1 Operating cash flow per share is before stream deposit and change in non-cash working capital. It is a non IFRS financial performance measure with no standardized meaning under IFRS.

Cash cost per pound of copper sold

Cash cost per pound of copper sold (“cash cost”) is a non IFRS measure that management uses as a key performance indicator to assess the performance of our operations. Our calculation designates copper as our primary metal of production as it has been, and is expected to be, the largest component of revenues. The calculation is presented in two manners:

•             Cash cost per pound of copper sold, before by-product credits - This measure is gross of by-product revenues and is a function of the efforts and costs incurred to mine and process all ore mined. However, the measure divides this aggregate cost over only pounds of copper sold, our primary metal of production. This measure is generally less volatile from period to period, as it is not affected by changes in the price received for by-product metals. It is, however, significantly affected by the relative mix of metal sales, and an increase in production of a by-product metal will tend to result in an increase in cash costs under this measure, regardless of the profitability of the increased by-product metal production.

•             Cash cost per pound of copper sold, net of by-product credits - In order to calculate the cost to produce and sell copper, the net of by-product credits measure subtracts the revenues realized from the sale of the metals other than copper. The by-product revenues from zinc, gold and silver are significant and are integral to the economics of our Company. The economics that support our decision to produce and sell copper would be different if our Company did not receive revenues from the other significant metals being extracted and processed. This measure provides management and investors with an indication of the minimum copper price consistent with positive operating cash flows and operating margins, assuming by-product metal prices are consistent with those prevailing during the reporting period. It also serves as an important operating statistic that management and investors utilize to measure our operating performance versus that of our competitors. However, it is important to understand that if by-product metal prices decline alongside copper prices, the cash cost net of by-product credits would increase, requiring a higher copper price than that reported to maintain positive cash flows and operating margins.

The following table presents our calculation of gross cash cost per pound of copper sold and cash cost per pound of copper sold, net of by-product credits for the three months and full year ended December 31, 2014 and 2013:

	Three months ended		Year ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
(In $ thousands, except dollar per pound amounts)	2014	2013	2014	2013

By-product credits:
Zinc	78,719	54,956	267,102	219,125
Gold	17,951	25,297	87,484	99,531
Silver	2,841	3,813	14,209	14,368
Other	1,538	1,086	4,979	5,796
Total by-product credits	101,049	85,152	373,774	338,820
Less: deferred revenue	(9,748)	(16,998)	(49,478)	(69,088)
Less: pre-production credits	(9,539)	(2,731)	(18,769)	(12,519)
Total by-product credits, net of pre-production credits	81,762	65,423	305,527	257,213

By-product credits, per net copper pound sold:
Zinc	6.08	3.45	4.01	3.58
Gold	1.39	1.59	1.31	1.63
Silver	0.22	0.24	0.21	0.23
Other	0.11	0.06	0.07	0.09
Total by-product credits	7.80	5.34	5.60	5.53
Less: deferred revenue	(0.75)	(1.06)	(0.74)	(1.13)
Less: pre-production credits	(0.74)	(0.17)	(0.28)	(0.20)
Total by-product credits, net of pre-production credits	6.31	4.11	4.58	4.20

Cash cost, before by-product credits	102,550	99,857	437,818	373,906
By-product credits, net of pre-production credits	(81,762)	(65,423)	(305,527)	(257,213)
Cash cost, net of by-product credits	20,788	34,434	132,291	116,693

Pounds of copper sold	13,629	16,735	69,962	63,280
Less: pre-production pounds of copper sold	676	799	3,303	2,052
Net pounds of copper sold	12,953	15,936	66,659	61,228

Cash cost per pound of copper sold, before by-product credits	7.91	6.27	6.56	6.11
By-product credits (per pound)	(6.31)	(4.11)	(4.58)	(4.20)
Cash cost per pound of copper sold, net of by-product credits	1.60	2.16	1.98	1.91

Reconciliation to IFRS:
Cash cost, net of by-product credits	20,788	34,434	132,291	116,693
By-product credits	101,049	85,152	373,774	338,820
Change in deferred revenues	(9,748)	(16,998)	(49,478)	(69,088)
Pre-production revenue	(9,539)	(2,731)	(18,769)	(12,519)
Treatment and refining charges	(6,092)	(5,332)	(29,255)	(19,853)
Share based payment	477	337	989	1,021
Adjustments related to zinc inventory write-downs (reversals)	—	5,011	(5,011)	5,011
Cost of sales - mine operating costs (excluding depreciation)	96,935	99,873	404,541	360,085

Cash cost after by-product credits in the fourth quarter of 2014 was $1.60/lb, compared to $2.16/lb for the same period in 2013. Cash cost before by-product credits in the fourth quarter of 2014 was $1.64/lb higher compared to the same period in 2013 primarily due to a higher ratio of zinc to copper sales in the current quarter, resulting in higher volume related zinc costs per pound of copper sold.  The increase in by-product credits of $2.20/lb compared to the same period in 2013 was also due primarily to the higher ratio of zinc to copper sales. Consequently, these two offsetting factors resulted in a net decrease to cash cost after by-product credits in the fourth quarter of 2014 compared to the same period in 2013.

Year-to-date cash cost after by-product credits was $1.98/lb, compared to $1.91/lb in 2013. The increase in cash cost before by-product credits of $0.45/lb was primarily due to higher treatment and refining charges and increased purchased zinc concentrate usage in 2014 compared to 2013.  By-product credits for the year ended December 31, 2014 were $0.38/lb higher than the same period in 2013 primarily as a result of higher realized zinc prices in 2014 compared to 2013. Consequently, these two offsetting factors resulted in a net increase to the full year cash costs after by-product credits compared to the same period in 2013.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure controls and procedures (“DC&P”)

Management is responsible for establishing and maintaining adequate DC&P. As of December 31, 2014, we have evaluated the effectiveness of the design and operation of our DC&P in accordance with requirements of National Instrument 52-109 of the Canadian Securities Commission (“NI 52-109”) and the Sarbanes Oxley Act of 2002 (as adopted by the U.S. Securities and Exchange Commission). Our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) supervised and participated in this evaluation.

Based on management’s evaluation, our CEO and CFO concluded that our DC&P were effective to ensure that information required to be disclosed by us in reports we file or submit is recorded, processed, summarized and reported within the time periods specified in securities legislation and is accumulated and communicated to our management, including our CEO and CFO, to allow timely decisions regarding required disclosure.

Internal control over financial reporting (“ICFR”)

Management is responsible for establishing and maintaining adequate ICFR. Under the supervision and with the participation of our management, including our CEO and CFO, we evaluated the effectiveness of our ICFR based upon the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on management’s evaluation, our CEO and CFO concluded that our ICFR was effective as of December 31, 2014, with exception of the internal controls relating to the acquisition of Hudbay Arizona.

Management excluded from its assessment the internal controls, policies and procedures of Hudbay Arizona, which Hudbay acquired control of on July 16, 2014. Hudbay Arizona’s total assets, net assets, total revenues and net profit/loss on a combined basis constitute approximately  18%, 25%, 0% and 3%, respectively, of the consolidated financial statement amounts as of and for the year ended December 31, 2014 (fourth quarter of 2014 — total revenues and net profit/loss  of 0% and 3%, respectively).

This limitation of scope is in accordance with section 3.3(1)(b) of NI 52-109, which allows for an issuer to limit the design of DC&P or ICFR to exclude a business that the issuer acquired not more than 365 days before the end of the financial period to which the CEO’s and CFO’s certification of annual filings relates.

The following table presents summary financial information related to Hudbay Arizona that has been included in Hudbay’s consolidated financial statements for the three months and year ended December 31, 2014:

	Three months ended	Year ended
	Dec. 31, 2014	Dec. 31, 2014

Net profit	$1,432	$1,967

As at
Dec. 31, 2014
Current assets	$2,777
Non-current assets	$991,599
Current liabilities	$5,430
Non-current liabilities (including intercompany)	$374,938

The Company’s internal control over financial reporting as at December 31, 2014 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm who also audited the Company’s consolidated financial statements for the year ended December 31, 2014. Deloitte LLP expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Changes in ICFR

During the first quarter of 2014, we implemented a new enterprise resource planning (“ERP”) information system at Hudbay Peru, which included the replacement of its key financial systems. The implementation of the new ERP system followed our project plans, which included a number of typical project controls, such as the testing of data conversion and system reports, user training and user acceptance testing, in order to support ICFR during and after the implementation.

With the exception of the internal controls of Hudbay Arizona, we did not make any other changes to ICFR during the year ended December 31, 2014 that materially affected, or are reasonably likely to materially affect, our ICFR.

Inherent limitations of controls and procedures

All internal control systems, no matter how well designed, have inherent limitations. As a result, even systems determined to be effective may not prevent or detect misstatements on a timely basis, as systems can provide only reasonable assurance that the objectives of the control system are met. In addition, projections of any evaluation of the effectiveness of ICFR to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.